FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Unaudited interim consolidated

financial statements at
September 30, 2021
and report on review

Report on review of interim
consolidated financial statements

To the Board of Directors and Shareholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim consolidated balance sheet of Ambev S.A. and its subsidiaries ("Company") as at September 30, 2021 and the related interim consolidated statements of income and comprehensive income for the three-month and nine-month periods then ended, and the interim consolidated statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements is not prepared, in all material respects, in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

São Paulo, November 10, 2021

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Alessandro Marchesino de Oliveira

Contador CRC 1SP265450/O-8

PricewaterhouseCoopers Auditores Independentes, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET

All amounts in thousand of Brazilian Reais unless otherwise stated

Assets	Note	09/30/2021	12/31/2020

Cash and cash equivalents	5	17,956,171	17,090,335
Investment securities	6	2,044,574	1,700,028
Derivative financial instruments	22	972,867	505,933
Trade receivable		4,512,636	4,303,138
Inventories	7	9,511,236	7,605,905
Income tax and social contributions recoverable		730,482	1,759,247
Recoverable taxes	8	1,295,423	1,527,895
Other assets		1,173,693	850,133
Current assets		38,197,082	35,342,614

Investment securities	6	198,337	213,907
Derivative financial instruments	22	145	3,403
Income tax and social contributions recoverable		3,854,790	4,495,002
Recoverable taxes	8	7,501,521	5,695,806
Deferred tax assets	9	5,920,369	4,560,808
Other assets		2,029,128	2,141,596
Employee benefits		36,155	33,648
Investments in joint ventures		278,391	337,427
Property, plant and equipment	10	27,231,875	24,768,355
Intangible		8,205,130	7,580,556
Goodwill	11	41,680,332	40,023,457
Non-current assets		96,936,173	89,853,965

Total assets		135,133,255	125,196,579

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

All amounts in thousand of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	09/30/2021	12/31/2020

Trade payables		19,413,593	19,339,223
Derivative financial instruments	22	336,044	329,768
Interest-bearing loans and borrowings	12	889,255	2,738,773
Bank overdrafts		211,582	-
Wages and salaries		2,199,969	925,531
Dividends and interest on shareholders’ equity payable		1,360,763	2,454,741
Income tax and social contribution payable		1,233,205	1,167,347
Taxes and contributions payable		3,109,564	4,549,521
Other liabilities		2,176,611	1,848,148
Provisions	13	176,750	124,912
Current liabilities		31,107,336	33,477,964

Trade payables		627,980	655,872
Derivative financial instruments	22	120	20
Interest-bearing loans and borrowings	12	2,138,458	2,053,455
Deferred tax liabilities	9	2,756,666	3,043,362
Income tax and social contribution payable		1,769,037	1,912,658
Taxes and contributions payable		689,006	684,260
Put option granted on subsidiaries and other liabilities		3,764,911	4,226,731
Provisions	13	554,180	447,086
Employee benefits		3,560,763	3,544,047
Non-current liabilities		15,861,121	16,567,491

Total liabilities		46,968,457	50,045,455

Equity	14
Issued capital		58,006,296	57,899,073
Reserves		81,061,252	80,905,572
Carrying value adjustments		(62,882,304)	(64,989,017)
Retained earnings / (losses)		10,585,966	-
Equity attributable to the equity holders of Ambev		86,771,210	73,815,628
Non-controlling interests		1,393,588	1,335,496
Total equity		88,164,798	75,151,124

Total equity and liabilities		135,133,255	125,196,579

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the nine and three-month period ended September 30

All amounts in thousand of Brazilian Reais unless otherwise stated

		Nine-month period ended:		Three-month period ended:
	Note	2021	2020	2021	2020

Net sales	16	50,843,511	39,822,425	18,492,609	15,604,498
Cost of sales		(25,163,670)	(18,868,215)	(9,253,071)	(7,423,149)
Gross profit		25,679,841	20,954,210	9,239,538	8,181,349

Distribution expenses		(7,023,789)	(6,002,127)	(2,533,423)	(2,307,695)
Sales and marketing expenses		(4,834,942)	(4,453,687)	(1,741,797)	(1,591,003)
Administrative expenses		(3,493,506)	(2,051,435)	(1,116,561)	(704,057)
Other operating income/(expenses), net	17	1,823,531	404,196	250,641	168,020
Exceptional items	18	(237,433)	(311,790)	(80,358)	(159,796)
Income from operations		11,913,702	8,539,367	4,018,040	3,586,818

Finance expenses	19	(3,778,292)	(4,327,237)	(1,372,353)	(1,514,253)
Finance income	19	1,560,455	851,859	496,114	369,477
Net finance result		(2,217,837)	(3,475,378)	(876,239)	(1,144,776)

Share of results of joint ventures		(40,912)	(33,856)	(19,341)	(11,002)
Income before income tax		9,654,953	5,030,133	3,122,460	2,431,040

Income tax expense	20	(279,344)	(188,597)	590,257	(72,072)
Net income		9,375,609	4,841,536	3,712,717	2,358,968

Attributable to:
Equity holders of Ambev		9,063,726	4,593,384	3,552,532	2,274,801
Non-controlling interest		311,883	248,152	160,185	84,167

Basic earnings per share - common - R$		0.5760	0.2920	0.2257	0.1446
Diluted earnings per share - common - R$		0.5715	0.2894	0.2240	0.1433

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the nine and three-month period ended September 30

All amounts in thousand of Brazilian Reais unless otherwise stated

	Nine-month period ended:		Three-month period ended:
	2021	2020	2021	2020

Net income	9,375,609	4,841,536	3,712,717	2,358,968

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	(57,053)	(3,682)	723	(84)

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedge on foreign operations	-	(2,943)	-	(3,075)
Investment hedge - put option granted on subsidiaries	112,241	(576,737)	(174,990)	(74,859)
Gains/losses on translation of other foreign operations	1,510,923	11,350,957	3,201,164	1,359,553
Gains/losses on translation of foreign operations	1,623,164	10,771,277	3,026,174	1,281,619

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	1,894,309	1,776,868	1,289,034	561,039
Reclassified from Equity (Hedge reserve) and included in profit or loss	(1,212,936)	(1,200,526)	(454,817)	(477,786)
Total cash flow hedge	681,373	576,342	834,217	83,253

Other comprehensive (loss)/income	2,247,484	11,343,937	3,861,114	1,364,788

Total comprehensive income	11,623,093	16,185,473	7,573,831	3,723,756

Attributable to:
Equity holders of Ambev	11,218,261	15,598,099	7,293,889	3,644,619
Non-controlling interest	404,832	587,374	279,942	79,137

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in Note 9 - Deferred income tax and social contribution.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month period ended September 30

All amounts in thousand of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2020	57,866,759	54,811,462	20,874,268	-	(72,274,464)	61,278,025	1,277,980	62,556,005

Net Income	-	-	-	4,593,384	-	4,593,384	248,152	4,841,536

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-		-	-	10,432,373	10,432,373	338,904	10,771,277
Cash flow hedges	-		-	-	576,017	576,017	325	576,342
Actuarial gains/(losses)	-		-	-	(3,675)	(3,675)	(7)	(3,682)
Total comprehensive income	-	-	-	4,593,384	11,004,715	15,598,099	587,374	16,185,473
Capital increase (Note 14)	32,314	(32,314)	-	-	-	-	-	-
Effect of application of IAS 29 (hyperinflation)	-	-	-	1,009,699	-	1,009,699	(1,905)	1,007,794
Options granted on subsidiaries	-	-	-	-	(37,446)	(37,446)	-	(37,446)
Gains/(losses) of controlling interest	-	-	-	-	(950)	(950)	196	(754)
Tax on deemed dividends	-	-	-	-	(5,893)	(5,893)	-	(5,893)
Dividends paid	-	-	-	-	-	-	(295,778)	(295,778)
Purchases of shares and results from treasury shares	-	7,365	-	-	-	7,365	-	7,365
Share-based payments	-	154,541	-	-	-	154,541	-	154,541
Prescribed/(complementary) dividends	-	-	-	2,838	-	2,838	-	2,838
At September 30, 2020	57,899,073	54,941,054	20,874,268	5,605,921	(61,314,038)	78,006,278	1,567,867	79,574,145

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month period ended September 30

All amounts in thousand of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2021	57,899,073	54,985,511	25,920,061	-	(64,989,017)	73,815,628	1,335,496	75,151,124

Net Income	-	-	-	9,063,726	-	9,063,726	311,883	9,375,609

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	1,533,031	1,533,031	90,133	1,623,164
Cash flow hedges	-	-	-	-	678,732	678,732	2,641	681,373
Actuarial gains/(losses)	-	-	-	-	(57,228)	(57,228)	175	(57,053)
Total comprehensive income	-	-	-	9,063,726	2,154,535	11,218,261	404,832	11,623,093
Capital increase (Note 14)	107,223	(103,804)	-	-	-	3,419	-	3,419
Effect of application of IAS 29 (hyperinflation)	-	-	-	1,522,240	-	1,522,240	20,136	1,542,376
Gains/(losses) of controlling interest	-	-	-	-	(46,159)	(46,159)	6,629	(39,530)
Tax on deemed dividends	-	-	-	-	(1,663)	(1,663)	-	(1,663)
Dividends paid	-	-	-	-	-	-	(373,505)	(373,505)
Purchases of shares and results from treasury shares	-	(41,611)	-	-	-	(41,611)	-	(41,611)
Share-based payments	-	301,095	-	-	-	301,095	-	301,095
At September 30, 2021	58,006,296	55,141,191	25,920,061	10,585,966	(62,882,304)	86,771,210	1,393,588	88,164,798

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month period ended September 30

All amounts in thousand of Brazilian Reais unless otherwise stated

		Nine-month period ended:
	Note	2021	2020

Net income		9,375,609	4,841,536
Depreciation, amortization and impairment		3,934,218	3,803,147
Impairment losses on receivables and inventory		141,125	241,276
Additions/(reversals) in provisions and employee benefits		143,595	166,072
Net finance costs	19	2,217,837	3,475,378
Losses/(gains) on sale of property, plant and equipment and intangible assets		(63,712)	(14,913)
Equity-settled share-based payment expenses	21	307,597	167,876
Income tax expense	20	279,344	188,597
Share of result of joint ventures		40,912	33,856
Other non-cash items included in profit		(1,186,346)	(1,206,774)
Cash flow from operating activities before changes in working capital and use of provisions		15,190,179	11,696,051

(Increase)/decrease in trade and other receivables		(759,849)	2,138,317
(Increase)/decrease in inventories		(1,973,038)	(755,225)
Increase/(decrease) in trade and other payables		335,578	(1,074,351)
Cash generated from operations		12,792,870	12,004,792

Interest paid		(364,513)	(454,409)
Interest received		225,527	261,493
Dividends received		2,421	5,550
Income tax paid		(1,580,843)	(1,355,202)
Cash flow from operating activities		11,075,462	10,462,224

Proceeds from sales of property, plant and equipment and intangible assets		87,847	41,979
Proceeds from sales of subsidiaries operations		376	-
Acquisitions of property, plant and equipment and intangible assets		(4,666,809)	(3,298,254)
Acquisitions of subsidiaries, net of cash acquired		(114,722)	(406,912)
Acquisitions of other investments		(5,205)	(11,396)
Investments in short term debt securities and net proceeds/(acquisitions) of debt securities		(361,196)	(1,474,941)
Net proceeds/(acquisitions) of other assets		5,003	-
Cash flow from investing activities		(5,054,706)	(5,149,524)

Capital increase		3,419	-
Capital increase/(decrease) of non-controlling interest		-	659
Proceeds/(repurchases) of treasury shares		(42,836)	(6,141)
Proceeds from borrowings		264,944	3,573,775
Repayment of borrowings		(2,289,928)	(124,687)
Cash net of finance costs other than interests		(1,484,857)	(1,896,970)
Payment of lease liabilities		(470,651)	(388,410)
Dividends and interest on shareholders equity paid		(1,497,664)	(181,258)
Cash flow from financing activities		(5,517,573)	976,968

Net increase/(decrease) in cash and cash equivalents		503,183	6,289,668
Cash and cash equivalents less bank overdrafts at the beginning of the year		17,090,335	11,900,642
Effect of exchange rate fluctuations on cash and cash equivalents		151,071	2,791,258
Cash and cash equivalents less bank overdrafts at the end of the year		17,744,589	20,981,568

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

SUMMARY

Interim Consolidated Balance Sheet	1

Interim Consolidated Statements of Income	3

Interim Consolidated Statements of Comprehensive Income	4

Interim Consolidated Statements of Changes in Equity	5

Interim Consolidated Statements of Cash Flows	7

1.	CORPORATE INFORMATION	11
2.	STATEMENT OF COMPLIANCE	14
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	16
4.	USE OF ESTIMATES AND JUDGMENTS	17
5.	CASH AND CASH EQUIVALENTS	18
6.	INVESTMENT SECURITIES	19
7.	INVENTORY	20
8.	RECOVERABLE TAXES	20
9.	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	20
10.	PROPERTY, PLANT AND EQUIPMENT	23
11.	GOODWILL	25
12.	INTEREST-BEARING LOANS AND BORROWING	26
13.	PROVISIONS	28
14.	CHANGES IN EQUITY	30
15.	SEGMENT REPORTING	35
16.	NET SALES	71
17.	OTHER OPERATING INCOME / (EXPENSES)	72
18.	EXCEPTIONAL ITEMS	72
19.	FINANCE EXPENSES AND INCOME	72
20.	INCOME TAX AND SOCIAL CONTRIBUTION	73
21.	SHARE-BASED PAYMENTS	75
22.	FINANCIAL INSTRUMENTS AND RISKS	77
23.	COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS	81
24.	CONTINGENCIES	81
25.	NON-CASH ITEMS	85
26.	RELATED PARTIES	85

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

1.	CORPORATE INFORMATION

(a)	Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo - SP, Brazil, has as its purpose, either directly or through participation in other companies, the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its own and of third-party products; the sale of promotional and advertising materials; and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) under the ticker “ABEV3” and on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“ITW International”), AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved, in their final form, by the Board of Directors on October 27, 2021.

(b)	Major corporate events in 2021 and 2020

COVID-19 impacts

The outbreak of the novel coronavirus (SARS-CoV-2 or “COVID-19”) on a global scale has increased the volatility of the national and international markets, affecting the economies of the countries in which we operate and, consequently, the results of our operations. The response to the COVID-19 pandemic has evolved rapidly across the globe in a fluid and uncertain manner, including voluntary and, in some cases, mandatory quarantines, restrictions on travel, commercial and social activities, and ban on the distribution, sale and consumption of alcoholic beverages in some countries where we operate. Many of these measures directly affect our sales, distribution and final consumer demand for our products.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The impact of the pandemic on our operations and the restrictions imposed in response by national governments, especially since March 2020, have generated, significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets, and in the on-trade channel, which is composed of bars and restaurants. In countries with higher levels of income, more mature beer markets and a greater weighting towards the off-trade sales channel, such as Canada, the negative impact on the sales volume has been smaller. On the other hand, in countries with lower income levels and less mature beer markets, volume has been impacted according to the market segmentation between the on-trade and off-trade channels. In those cases, the reduction in volume is higher depending on the weighting of the on-trade channel. In all the cases, the more severe the restrictions on the sale and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were among the worst-affected countries. On the other hand, we observed an increase in sales related to e-commerce in all countries; although this channel represents a small portion of the Company's total volume.

During the third quarter of 2021, the consistency in the implementation of the Company's strategy and the relaxation of restrictions in some regions, led to a gradual increase in volumes across most of our operations, especially in Brazil. However, there is some uncertainty regarding the duration and likelihood of further government interventions or increase in restrictions, as well as the economic effects on financial markets and exchange rates. Those impacts may result in material adverse impacts on our business, liquidity, financial condition, and the outcome of operations, as well as volatility in the trading prices of our shares. However, we are continuing to manage our liquidity and capital resources in a disciplined manner. Management have concluded that there are no substantial doubts regarding the Company's ability to continue as a going concern.

As required by IAS 1 - Presentation of Financial Statements, the Company updated the analysis of the impact of COVID-19, as at September 30, 2021, which mainly involved, (i) a review of the assumptions of the annual impairment test, as described in Note 11 - Goodwill, (ii) an analysis of possible credit losses and inventory obsolescence, (iii) an analysis of the recoverability of deferred taxes, and (iv) the evaluation of the relevant estimates used for the preparation of the interim financial statements, among other analyses.

Any impacts arising from these analyses are reflected in the interim financial statements and Explanatory Notes. In addition, due to the protective actions taken for our staff and the donations made by our community, the Company incurred exceptional expenses of R$109,257, at September 30, 2021, as reported in Note 18 - Exceptional items.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Share buyback program

The Board of Directors, in a meeting held on March 18, 2021, approved, pursuant to article 30, Paragraph 1st, “b”, of Law 6,404/76 and CVM Instruction 567/15, a share buyback program of shares issued by the Company (“Program”) up to the limit of 5,700,000 common shares, with the primary purpose of covering any share delivery requirements contemplated in the Company's share-based compensation plans or to be held in treasury, canceled and/or subsequently transferred. The program will be in effect until September 18, 2022, as detailed in the Notice Regarding the Negotiation of Shares Issued by the Company, together with other information, in the form of Exhibit 30-XXXVI of CVM Instruction No. 480/09 as disclosed at March 18, 2021. The Company has 4,357,308,131 outstanding shares as defined in CVM Instruction 567/15. The acquisition will occur as per a deduction of the capital reserve account recorded in the balance sheet dated as at December 31, 2020. The transaction will be carried out through one or more of the following financial institutions: UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. and Itaú Corretora de Valores S.A..

Renegotiation of Tenedora’s shareholders agreement

The Company and E. León Jimenes, S.A. (“ELJ”), as the shareholders of Tenedora CND, S.A. (“Tenedora”), a holding company headquartered in the Dominican Republic, the owner of almost the entire share capital of Cervecería Nacional Dominicana, S.A., on July 2, 2020, signed the second amendment to Tenedora’s Shareholders Agreement (the “Shareholders Agreement”), extending their partnership in the country and postponing the terms of the put and call options defined in the original Agreement. ELJ is currently the owner of 15% of Tenedora’s shares, and its put option is now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option over the Tranche A shares exercisable starting in 2021 and of the Tranche B shares to be exercised starting in 2029. Until September 30, 2021, there were no exercises for these options. The details of the assumptions used for this option are described in Note 22 (Item IV (d)).

Distribution agreement Cervecería Chile S.A.

On August 16, 2020, Cervecería Chile S.A., a Chilean subsidiary of the Company, entered into a long-term distribution agreement with Embotelladora Andina S.A., Coca-Cola Embonor S.A. and Embotelladora Iquique S.A. (the “Distributors”), by which the Distributors were granted the right to sell and distribute certain products within the Company’s portfolio, with exclusivity in specific zones and sales channels in Chile.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Addendum to the agreement with PepsiCo Bolivia

The long-term agreement with PepsiCo, under which the Cervecería Boliviana Nacional, a subsidiary of the Company in Bolivia, has the exclusive right to produce, sell and distribute certain brands from PepsiCo’s portfolio in Bolivia, was amended in June 1, 2020, extending the agreement for a further ten years and reflecting certain changes in the trade agreement between the parties.

New acquisitions

On January 22, 2020, the Company, through its subsidiary Labatt Brewing Company Limited, acquired G&W Distilling Inc., a company that produces a portfolio of ready-to-drink alcoholic beverages.

Exchange contracts for future financial flows - Equity Swaps

On May 13, 2020, the Board of Directors of Ambev approved new equity-swap contracts, without impact on the liquidation of the equity-swap contracts still in force over the applicable terms. The settlement of the new approved equity-swap contracts will occur over a maximum term of 18 months from the date of approval, and such contracts may lead to exposure of up to 65 million common shares (all or part of which may be in the form of ADRs), up to a value limit of R$1.0 billion.

On December 9, 2020, the Board of Directors of Ambev approved new equity-swap contracts, without impact on the liquidation, of the equity-swap contracts still in force over the applicable terms. The settlement of the new approved equity-swap contracts will occur over a maximum term of 18 months from the date of approval, and such contracts may lead to exposure of up to 80 million common shares (all or part of which may be in the form of ADRs), up to a value limit of R$1.2 billion, in addition to contracts already executed in the context of the approvals of December 19, 2019 and May 13, 2020, and which have not yet been settled as at the date of approval, may result in an exposure of up to 137,014,453 common shares (some or all of which may be in the form of ADRs).

2.	STATEMENT OF COMPLIANCE

The consolidated interim financial statements have been prepared using the going-concern accounting basis and are being presented in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2020. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a)	Summary of significant accounting policies (Note 3);
(b)	Trade receivables (Note 20);
(c)	Investments securities (Note 16);
(d)	Intangibles (Note 15);
(e)	Goodwill (Note 14);
(f)	Trade payables (Note 26);
(g)	Interest-bearing loans and borrowings (Note 23);
(h)	Employee benefits (Note 24);
(i)	Changes in equity (Note 22);
(j)	Additional information on operating expenses by nature (Note 10);
(k)	Payroll and related benefits (Note 09);
(l)	Contingencies (Note 30);
(m)	Group companies (Note 33); and
(n)	Insurance (Note 34)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in the accounting policies and calculation methods used for the interim financial statements as at September 30, 2021 compared to those presented in the financial statements for the years ended December 31, 2020.

(a)	Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest thousand. The measurement basis used in preparing the interim financial statements is the historical cost, net realizable value, fair value or recoverable amount.

(b)	Recently issued IFRS

There were no new standards for the period ended September 30, 2021 for the preparation of these interim financial statements.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Other Standards, Interpretations and Amendments to Standards

There are no other Standards, Interpretations and/or Amendments to Standards that are not in force and that the Company expects to have a material impact resulting from their application in the interim consolidated financial statements on the entity in the current or future reporting periods, or on foreseeable future transactions.

(c)	Foreign currency conversion

Exchange rates

The main exchange rates used in the preparation of the Company’s interim financial statements are as follows:

					Average rate
			Closing rate		Nine-month period ended:		Three-month period ended:
Currency	Name	Country	09/30/2021	12/31/2020	09/30/2021	09/30/2020	09/30/2021	09/30/2020

CAD	Canadian Dollar	Canada	4.2700	4.0791	4.2493	3.6414	4.3400	3.4374
DOP	Dominican Peso	Dominican Republic	0.0964	0.0891	0.0922	0.0885	0.0938	0.0867
USD	US Dollar	Panamá and Cuba (i)	5.4394	5.1967	5.2940	4.9348	5.4046	4.6837
GTQ	Quetzal	Guatemala	0.7031	0.6700	0.6854	0.6405	0.7001	0.6074
ARS	Argentinean Peso	Argentina	0.0551	0.0618	0.0576	0.0750	0.0605	0.0748
BOB	Bolivian Peso	Bolivia	0.7815	0.7467	0.7606	0.7090	0.7765	0.6729
PYG	Guarani	Paraguay	0.0008	0.0007	0.0008	0.0007	0.0008	0.0007
UYU	Uruguayan Peso	Uruguay	0.1267	0.1227	0.1227	0.1218	0.1253	0.1180
CLP	Chilean Peso	Chile	0.0068	0.0073	0.0072	0.0062	0.0075	0.0058
BBD	Barbadian Dollar	Barbados	2.6814	2.5618	2.6097	2.4326	2.6642	2.3089

(i) The functional currency of Cuba, the Cuban convertible peso (“CUC”), has parity with the US dollar (“USD”) in the financial statement date.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision-making regarding judgments regarding the carrying amounts of assets and liabilities that are not readily evident from other sources. The actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period during which they are realized, or future periods.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Although each significant accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) Predecessor basis of accounting;

(ii) Business combinations;

(iii) Impairment;

(iv) Provisions;

(v) Share-based payments;

(vi) Employee benefits;

(vii) Current and deferred tax;

(viii) Joint arrangements;

(ix) Measurement of financial instruments, including derivatives;

(x) Assets and liabilities recognition related to extemporaneous tax credits and debits;

(xi) Accounting and financial reporting in hyperinflationary economies; and

(xii) Leases.

The fair values of acquired identifiable intangibles with indefinite useful lives are based on an assessment of future cash flow. Impairment analyses of goodwill and intangible assets with indefinite useful lives are performed at least annually, or whenever a triggering event occurs, to determine whether the carrying value exceeds the recoverable amount.

The Company uses its judgment to choose between a variety of methods including the net fair value of expenses approach and option valuation models and makes assumptions about the fair value of financial instruments mainly based on the market conditions at each balance sheet date.

Actuarial assumptions regarding future events are used for the calculation of projected pension and other long-term employee benefit expenses and liabilities. These factors include assumptions regarding interest rates, rates of increase in healthcare costs, rates of future compensation increases, turnover rates, and life expectancy. Such estimates are reviewed annually by independent actuaries.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the Company’s worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some of the subsidiaries of the Company are involved in tax audits, usually in relation to prior years. These audits are ongoing in various jurisdictions as at the balance sheet date, and by their nature, can take a considerable time to complete.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

To measure the amounts of extemporaneous tax credits arising from lawsuits, the Company evaluates the documents for the period covered by the lawsuit, and applies the guidelines for the final decision, applicable legislation or other elements that enable the amount to be estimated with sufficient reliability.

5.       CASH AND CASH EQUIVALENTS

	09/30/2021	12/31/2020

Cash	269,892	261,426
Current bank accounts	4,773,599	5,860,939
Short term bank deposits (i)	12,912,680	10,967,970
Cash and cash equivalents	17,956,171	17,090,335

Bank overdrafts	(211,582)	-
Cash and cash equivalents less bank overdraft	17,744,589	17,090,335

(i) The balance refers mostly to Bank Deposit Certificates – (“CDB”), high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

The current account balance includes the amount of R$503 million as at September 30, 2021 (R$449 million in 2020) which is held in Cuba and is not freely transferable to the parent company due to remittance restrictions.

6.       INVESTMENT SECURITIES

	09/30/2021	12/31/2020

Financial assets at fair value through profit or loss	2,044,574	1,700,028
Current investment securities	2,044,574	1,700,028

Investment on debt securities (i)	198,337	213,907
Non-current investment securities	198,337	213,907

Total	2,242,911	1,913,935

(i) The balance refers substantially to Bank Deposit Certificates (“CDBs”) which are linked to tax incentives and do not have immediate convertibility into a known amount of cash.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

7.	INVENTORY

	09/30/2021	12/31/2020

Finished goods	3,382,628	2,575,516
Work in progress	657,974	518,345
Raw materials and consumables	4,294,458	3,513,022
Spare parts and others	881,964	758,809
Prepayments	441,553	381,361
Impairment losses	(147,341)	(141,148)
	9,511,236	7,605,905

Write-offs/losses on inventory recognized in the income statement amounting to R$124,504 in the period ended on September 30, 2021 (R$151,537 in the period ended on September 30, 2020).

8.       RECOVERABLE TAXES

	09/30/2021	12/31/2020
PIS/COFINS exclusion of ICMS (i)	65,749	-
PIS/COFINS	638,215	711,991
ICMS	349,792	563,422
IPI	172,972	177,041
Others	68,695	75,441
Current	1,295,423	1,527,895

PIS/COFINS exclusion of ICMS (i)	6,898,018	5,183,354
ICMS	348,245	266,528
Others	255,258	245,924
Non-current	7,501,521	5,695,806

Total	8,796,944	7,223,701

(i) As detailed in Note 24 - Contingencies, the Company has been recognizing PIS and COFINS credits arising from the exclusion of ICMS from the calculation basis. The corresponding entry for recognition is recorded in the item Recoverable PIS/COFINS - exclusion of ICMS, according to the table above.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

9.       DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculations of the Company, which include tax losses. The tax rates in Brazil, which are expected to be applicable upon the realization of the deferred taxes, are 25% for income tax and 9% for social contribution. For other regions in which the Company operates, the expected nominal rates are as follow:

Central America and the Caribbean	from 15% to 27%
Latin America - South (i)	from 10% to 35%
Canada	26.5%

(i) Amendments to Argentine tax legislation enacted in June, 2021 and applicable from January, 2021 increased the income tax rate from 30% to 35%.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits are probable, which may be offset against currently recorded temporary differences, with a particular emphasis on tax losses.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	09/30/2021			12/31/2020
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	12,250	(2,831)	9,419	10,113	-	10,113
Intangible	-	(1,577,912)	(1,577,912)	-	(1,253,015)	(1,253,015)
Employee benefits	1,248,135	(2,214)	1,245,921	971,180	(3,004)	968,176
Trade payables	3,969,703	(1,483)	3,968,220	3,917,100	(230,244)	3,686,856
Trade receivable	61,575	(4)	61,571	53,066	(4)	53,062
Derivatives	28,395	(317,894)	(289,499)	36,331	(118,744)	(82,413)
Interest-Bearing Loans and Borrowings	-	(1,670)	(1,670)	-	(1,805)	(1,805)
Inventories	307,888	(44,866)	263,022	288,709	(67,590)	221,119
Property, plant and equipment	582,986	(1,965,278)	(1,382,292)	430,760	(1,608,996)	(1,178,236)
Withholding tax on undistributed profits and royalties	-	(1,682,315)	(1,682,315)	-	(1,538,850)	(1,538,850)
Investments in joint ventures	-	(421,589)	(421,589)	-	(421,589)	(421,589)
Interest on shareholders' equity	1,580,658	-	1,580,658	-	-	-
Losses carried forward	1,887,042	-	1,887,042	1,739,680	-	1,739,680
Provisions	683,743	(562)	683,181	636,030	(1,266)	634,764
Complement of income tax of foreign subsidiaries due in Brazil	-	(91,860)	(91,860)	-	-	-
Impact of the adoption of IFRS 16 (Leases)	92,747	(899)	91,848	124,160	(1,635)	122,525
ICMS on the assessment bases of PIS/COFINS	-	(1,289,523)	(1,289,523)	-	(1,460,795)	(1,460,795)
Other items	158,764	(49,283)	109,481	79,215	(61,361)	17,854
Gross deferred tax assets / (liabilities)	10,613,886	(7,450,183)	3,163,703	8,286,344	(6,768,898)	1,517,446
Netting by taxable entity	(4,693,517)	4,693,517	-	(3,725,536)	3,725,536	-
Net deferred tax assets / (liabilities)	5,920,369	(2,756,666)	3,163,703	4,560,808	(3,043,362)	1,517,446

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The Company only reclassifies the balances of deferred income tax and social contribution assets against liabilities to a net presentation basis when the applicable compensation criteria are met.

The critical estimates of Ambev’s Management, as well the main contingencies related to uncertainty about the tax treatment of income, are disclosed in Notes 4 (i) and 24, respectively.

As at September 30, 2021 the deferred tax assets and liabilities related to combined tax losses which are expected to be utilized or settled using temporary differences, as follows:

	09/30/2021
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	9,419	9,419
Intangible	(1,476)	(1,576,436)	(1,577,912)
Employee benefits	259,136	986,785	1,245,921
Trade payables	(190,500)	4,158,720	3,968,220
Trade receivable	49,046	12,525	61,571
Derivatives	(281,171)	(8,328)	(289,499)
Interest-bearing loans and borrowings	(1,670)	-	(1,670)
Inventories	281,536	(18,514)	263,022
Property, plant and equipment	(31,383)	(1,350,909)	(1,382,292)
Withholding tax on undistributed profits and royalties	(148,621)	(1,533,694)	(1,682,315)
Investments in joint ventures	-	(421,589)	(421,589)
Interest on shareholders' equity	1,580,658	-	1,580,658
Provisions	353,489	329,692	683,181
Complement of income tax of foreign subsidiaries due in Brazil	(91,860)	-	(91,860)
Impact of the adoption of IFRS 16 (Leases)	(347)	92,195	91,848
ICMS on the assessment bases of PIS/COFINS	-	(1,289,523)	(1,289,523)
Other items	63,308	46,173	109,481
Total	1,840,145	(563,484)	1,276,661

The majority of tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a statute of limitations. The use of credits related to tax losses is based on the projected future existence of taxable profits, limited to 30% of taxable income for the year, according to the actual figures for prior years, and the projections of the Company's business in the economies in which it is located, and thus is in compliance with the applicable fiscal and accounting rules.

Deferred tax related to tax losses	09/30/2021
2021	611,398
2022	430,940
2023	153,411
2024	262,670
2025	93,175
2026 to 2028	289,308
2029 to 2030 (i)	46,140
Total	1,887,042

(i) There is no expectation of realization beyond a term of ten years.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

As at September 30, 2021, the tax credits related to tax losses in the amount of R$958,044 (R$969,966 in 2020) were not recorded, as realization is not probable.

A significant portion of the deferred tax assets related to the tax losses amount do not have any limits on carrying forward or utilization, and the tax losses carried forward in relation to credit are equivalent to R$3,832,078 at September 30, 2021 (R$3,879,773 in December 31, 2020).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2020	1,517,446
Recognition of actuarial gains/(losses)	37
Investment hedge - put option granted on subsidiaries	(57,821)
Cash flow hedge - gains/(losses)	(266,360)
Gains/(losses) on translation of other foreign operations	252,510
Recognized in other comprehensive income	(71,634)
Recognized in the income statement	2,014,579
Changes directly in the balance sheet	(296,688)
Recognized in deferred tax	(196,655)
Effect of application of IAS 29 (hyperinflation)	(196,655)
Recognized in other group of balance sheet	(100,033)
At September 30, 2021	3,163,703

10.    PROPERTY, PLANT AND EQUIPMENT

	09/30/2021	12/31/2020
Property, plant and equipment	24,911,510	22,852,861
Right of use assets	2,320,365	1,915,494
	27,231,875	24,768,355

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
At December 31, 2019	10,886,903	29,676,067	6,367,458	2,184,297	49,114,725
Effects of movements in foreign exchange in the balance sheet	724,849	1,811,929	392,109	173,154	3,102,041
Effects of application of IAS 29 (hyperinflation)	310,492	1,160,364	291,754	130,284	1,892,894
Acquisition through business combinations	4,009	9,841	1,716	-	15,566
Acquisitions	17,203	514,754	74,318	3,815,601	4,421,876
Disposals and write-offs	(23,714)	(1,422,230)	(247,003)	153	(1,692,794)
Transfers to other asset categories	465,366	2,286,586	338,800	(3,472,946)	(382,194)
At December 31, 2020	12,385,108	34,037,311	7,219,152	2,830,543	56,472,114
Effects of movements in foreign exchange in the balance sheet	17,737	(22,107)	(24,575)	(5,883)	(34,828)
Effects of application of IAS 29 (hyperinflation)	410,887	1,794,399	675,386	142,057	3,022,729
Acquisition through business combinations	850	8,465	546	1,122	10,983
Acquisitions	6,874	673,004	9,382	3,847,608	4,536,868
Disposals and write-offs	(7,183)	(655,036)	(240,267)	(27)	(902,513)
Transfers to other asset categories	347,512	1,569,027	258,395	(2,502,517)	(327,583)
At September 30, 2021	13,161,785	37,405,063	7,898,019	4,312,903	62,777,770

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Depreciation
At December 31, 2019	(3,400,533)	(20,381,204)	(4,785,318)	-	(28,567,055)
Effects of movements in foreign exchange in the balance sheet	(174,260)	(1,205,742)	(278,491)	-	(1,658,493)
Effects of application of IAS 29 (hyperinflation)	(51,432)	(670,356)	(299,978)	-	(1,021,766)
Depreciation	(401,768)	(2,795,364)	(699,221)	-	(3,896,353)
Disposals and write-offs	7,825	1,409,014	245,876	-	1,662,715
Transfers to other asset categories	29,822	(3,578)	22,026	-	48,270
Others	(3,092)	(183,195)	(284)	-	(186,571)
At December 31, 2020	(3,993,438)	(23,830,425)	(5,795,390)	-	(33,619,253)
Effects of movements in foreign exchange in the balance sheet	(21,957)	48,708	34,119	-	60,870
Effects of application of IAS 29 (hyperinflation)	(76,542)	(1,340,794)	(622,714)	-	(2,040,050)
Acquisition through business combinations	(255)	(1,054)	(194)	-	(1,503)
Depreciation	(303,937)	(2,272,382)	(469,237)	-	(3,045,556)
Disposals and write-offs	698	638,136	238,665	-	877,499
Transfers to other asset categories	66,575	4,089	7,328	-	77,992
Others	(3,588)	(172,006)	(665)	-	(176,259)
At September 30, 2021	(4,332,444)	(26,925,728)	(6,608,088)	-	(37,866,260)

Carrying amount:
At December 31, 2020	8,391,670	10,206,886	1,423,762	2,830,543	22,852,861
At September 30, 2021	8,829,341	10,479,335	1,289,931	4,312,903	24,911,510

The balances of fixed assets provided as security are not material.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Right-of-use asset:

	Buildings	Machinery and equipment	Others	Total
Acquisition cost
At December 31, 2019 (i)	1,339,771	1,865,109	156,221	3,361,101
Effects of movements in foreign exchange in the balance sheet	131,765	8,215	9,284	149,264
Additions	321,794	32,566	12,243	366,603
Transfers from (to) other asset categories	(1,812)	-	(2,207)	(4,019)
At December 31, 2020	1,791,518	1,905,890	175,541	3,872,949
Effects of movements in foreign exchange in the balance sheet	33,052	3,498	2,470	39,020
Additions	362,487	476,845	-	839,332
Write-offs	(5,396)	(614,997)	(96,501)	(716,894)
Transfers from (to) other asset categories	(9,307)	(2,324)	(1,214)	(12,845)
At September 30, 2021	2,172,354	1,768,912	80,296	4,021,562

	Buildings	Machinery and equipment	Others	Total
Depreciation
At December 31, 2019	(494,488)	(756,906)	(81,078)	(1,332,472)
Effects of movements in foreign exchange in the balance sheet	(40,931)	(4,482)	(3,855)	(49,268)
Depreciation	(280,672)	(256,519)	(43,416)	(580,607)
Transfers (from) to other asset categories	3,217	-	1,675	4,892
At December 31, 2020	(812,874)	(1,017,907)	(126,674)	(1,957,455)
Effects of movements in foreign exchange in the balance sheet	(12,043)	(1,385)	(1,564)	(14,992)
Depreciation	(195,770)	(228,944)	(22,139)	(446,853)
Write-offs	5,396	614,997	93,314	713,707
Transfers (from) to other asset categories	(7,211)	2,426	9,181	4,396
At September 30, 2021	(1,022,502)	(630,813)	(47,882)	(1,701,197)

Carrying amount:
At December 31, 2020	978,644	887,983	48,867	1,915,494
At September 30, 2021	1,149,852	1,138,099	32,414	2,320,365

(i) Adjusted balances for comparative purposes.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Term contracts and discount rate

The Company estimated discount rates, based on risk-free interest rates observed in the Brazilian market, for the terms of its contracts, adjusted to their reality (credit spread). Spreads were obtained with financial institutions. The following table shows the rates applied:

	Rate %
Lease Term	09/30/2021	12/31/2020
2021-2025	7.22%	10.54%
2026-2030	6.11%	8.19%
2031-2035	12.46%	10.97%

11.	GOODWILL

	09/30/2021	12/31/2020

Balance at the end of the previous year	40,023,457	35,009,909
Effects of movements in foreign exchange in the balance sheet	809,920	4,006,854
Effect of application of IAS 29 (hyperinflation)	809,014	605,432
Acquisitions, (write-offs) and disposal through business combinations	37,941	401,262
Balance at the end of the year	41,680,332	40,023,457

The carrying amount of goodwill was allocated to the different CGUs as follows:

	Functional currency	09/30/2021	12/31/2020

Brazil	BRL	17,700,266	17,696,645
Goodwill		102,942,899	102,939,278
Non-controlling transactions (i)		(85,242,633)	(85,242,633)

CAC:
Dominican Republic	DOP	4,412,652	4,080,709
Panama	PAB	1,890,848	1,806,467

Latin America - South:
Argentina	ARS	2,980,022	2,415,231
Bolivia	BOB	1,924,038	1,838,188
Chile	CLP	59,208	63,904
Paraguay	PYG	1,054,065	998,888
Uruguay	UYU	187,870	182,023

Canada	CAD	11,471,363	10,941,402
		41,680,332	40,023,457

(i) This refers to the shareholding exchange transaction in 2013 as a result of the adoption of the predecessor basis of accounting.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Impairment testing

The impairment test is updated annually considering the most accurate estimates calculated by management. For the second year of the model, we used the assumptions that were already considered for the projection of the other years, considering that they are still valid. There are no indications of impairment until September 30, 2021.

12.    INTEREST-BEARING LOANS AND BORROWING

	09/30/2021	12/31/2020

Secured bank loans (i)	88,910	1,940,773
Unsecured bank loans (i)	81,387	246,744
Debentures and unsecured bond issues	110,000	108,548
Other unsecured loans	35,223	36,702
Lease liabilities	573,735	406,006
Current liabilities	889,255	2,738,773

Secured bank loans	184,822	238,369
Unsecured bank loans	-	1,074
Other unsecured loans	96,944	98,950
Lease liabilities	1,856,692	1,715,062
Non-current liabilities	2,138,458	2,053,455

(i) In the second quarter Ambev approved new loans for working capital financing.

Additional information regarding the exposure of the Company to interest rate, foreign currency risk and debt repayment schedule are disclosed in Note 22 - Financial instruments and risks.

Contractual clauses (Covenants)

As at September 30, 2021, the Company's loans had equal rights to payment without subordination clauses. For the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the assets acquired using the credit granted were placed as collateral. Other loans and financing contracted by the Company require only personal guarantees as collateral, or are unsecured. Most loan contracts contain contractual covenants, including: financial covenants, including limitations on new indebtedness; going-concern basis; maintenance, in use or in good condition for the business, of the Company's assets; restrictions on acquisitions, mergers, sales or disposals of its assets; disclosure of financial statements and the balance sheet; no prohibitions related to new guarantees for loans contracted, except if: (i) expressly authorized under the agreement; (ii) new loans contracted from financial institutions linked to the Brazilian government including BNDES or foreign governments; or foreign governments, multilateral financial institutions (e.g. the World Bank) or in jurisdictions in which the Company operates.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Additionally, all agreements with BNDES are subject to certain “provisions applicable to agreements entered into with BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent from BNDES if they, for instance, wish to: (i) raise new loans (except for the loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any items of their fixed assets (except as provided for within the Provisions).

These clauses are applicable from the date of execution and effectiveness of each contract, to the extent that the events mentioned in the contract occur. Depending on the materiality of each event and its potential adverse effects on the Company and /or its subsidiaries or the rights of its creditors, contractual penalties may be applied, including the early maturity of the respective contract. In certain contracts, in the event of occurrence of any of the events set out in the restrictive clauses, the Company may be granted a grace period to resolve any contractual defaults, in order to avoid any penalties resulting from the breach of its obligations.

As at September 30, 2021, the Company was in compliance with all of its contractual obligations for its loans and financing.

13.    PROVISIONS

(a) Provision changes

	Balance as at December 31, 2019	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at December 31, 2020

Provision for disputes and litigations
Taxes on sales	182,339	204	49,303	(17,178)	(30,472)	184,196
Labor	120,127	(133)	173,969	(142,187)	(21,934)	129,842
Civil	64,023	(788)	167,280	(132,175)	(11,484)	86,856
Other taxes	105,907	991	58,158	(8,045)	(399)	156,612
Total provision for disputes and litigations	472,396	274	448,710	(299,585)	(64,289)	557,506

Restructuring	8,609	2,918	7,128	-	(4,163)	14,492

Total provisions	481,005	3,192	455,838	(299,585)	(68,452)	571,998

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	Balance as at December 31, 2020	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at September 30, 2021

Provision for disputes and litigations
Taxes on sales	184,196	-	111,496	(56,281)	(95,094)	144,317
Labor	129,842	(797)	118,747	(107,589)	(16,509)	123,694
Civil	86,856	(2,260)	232,897	(17,924)	(16,425)	283,144
Other taxes	156,612	1,235	16,207	(5,476)	(1,074)	167,504
Total provision for disputes and litigations	557,506	(1,822)	479,347	(187,270)	(129,102)	718,659

Restructuring	14,492	669	-	(2,890)	-	12,271

Total provisions	571,998	(1,153)	479,347	(190,160)	(129,102)	730,930

(b)	Expected settlement

		09/30/2021
	Current	Non-current

Provision for disputes and litigations
Taxes on sales	42,244	102,073
Labor	29,724	93,970
Civil	70,530	212,614
Other taxes	25,507	141,997
Total provision for disputes and litigations	168,005	550,654

Restructuring	8,745	3,526

Total provisions	176,750	554,180

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

(c) Main lawsuits with a probable likelihood of loss:

(c.1) Sales taxes

In Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsetting, credits and judicial injunctions exempting the Company from the payment of the respective taxes.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(c.2) Labor

The Company and its subsidiaries are parties to labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company is involved in civil lawsuits considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts.

The processes representing possible probabilities are disclosed in Note 24 - Contingencies.

14.    CHANGES IN EQUITY

(a) Capital stock

		09/30/2021		09/30/2020
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance	15,735,118	57,899,073	15,733,575	57,866,759
Capital increase (i)	6,337	107,223	1,543	32,314
Final balance (ii)	15,741,455	58,006,296	15,735,118	57,899,073

(i) Capital increase related to the issue of shares.

(ii) The capital stock is fully subscribed and paid up.

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2020	(955,135)	53,662,811	700,898	1,402,888	54,811,462
Capital Increase	-	-	-	(32,314)	(32,314)
Purchases of shares and results from treasury shares	7,365	-	-	-	7,365
Share-based payments	-	-	-	154,541	154,541
At September 30, 2020	(947,770)	53,662,811	700,898	1,525,115	54,941,054

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2021	(941,637)	53,662,811	700,898	1,563,439	54,985,511
Capital Increase	(29,471)	-	-	(74,333)	(103,804)
Purchases of shares and results from treasury shares	(41,611)	-	-	-	(41,611)
Share-based payments	-	-	-	301,095	301,095
At September 30, 2021	(1,012,719)	53,662,811	700,898	1,790,201	55,141,191

(b.1) Purchase of shares and result of treasury shares

Treasury shares represent the Company’s own issued shares reacquired by the Company, and the results of treasury shares related to gains and losses on share-based payment transactions and others.

The changes in treasury shares are as follow:

	Acquisition /realization of shares		Result on Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2020	3,622	(68,017)	(887,118)	(955,135)
Changes during the year	(1,934)	37,389	(30,024)	7,365
At September 30, 2020	1,688	(30,628)	(917,142)	(947,770)

	Acquisition /realization of shares		Result on Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2021	203	(3,045)	(938,592)	(941,637)
Changes during the year	4,097	(70,394)	(688)	(71,082)
At September 30, 2021	4,300	(73,439)	(939,280)	(1,012,719)

(b.2) Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, or redeem, reimburse or repurchase shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev’s economic group to acquire shares in the Company.

The share-based payment reserve recorded a charge of R$307,597 on September 30, 2021 (R$167,876 at September 30, 2020) (Note 21 - Share-based payments).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(c) Net income reserves

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At January 1, 2020	10,798,106	4,456	10,071,706	20,874,268

At September 30, 2020	10,798,106	4,456	10,071,706	20,874,268

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At January 1, 2021	14,511,147	4,456	11,404,458	25,920,061

At September 30, 2021	14,511,147	4,456	11,404,458	25,920,061

There was no change in net income reserves in the third quarter of 2020 and 2021.

(c.1) Investments reserve

From the net income after applicable deductions, there will be a target allocation of no more than 60% of the adjusted net profit to the investment reserve, to be used to support future investments.

(c.2) Statutory reserve

From the net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of the capital stock. The Company is not required to supplement the statutory reserve for the year when the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company has tax incentives under certain state and federal industrial development programs in the form of financing, the deferred payment of taxes or partial reductions in the amount due. These programs aim to generate employment, promote regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, use and reductions are set out under the tax law.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year and therefore was not being used as a basis for dividend distribution, was composed of:

	09/30/2021	09/30/2020
ICMS (brazilian state value-added tax)	1,306,216	1,205,815
Income tax	172,084	120,038
	1,478,300	1,325,853

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute the interest attributed to shareholders’ equity calculated based on the long-term interest rate (“TJLP”), with such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its by-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending December 31, an amount of not less than 40% of its net income determined under Brazilian law, adjusted in accordance with the applicable law, unless the payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

There was no payment of dividends or interest on shareholders' equity in the nine-month period ended September 30, 2020 and September 30, 2021.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiaries	Gains/(losses) of non-controlling interest's share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2020	3,583,386	644,965	(1,220,882)	(50,083)	14,434	156,091	(75,402,375)	(72,274,464)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	10,432,373	-	-	-	-	-	-	10,432,373
Cash flow hedges	-	576,017	-	-	-	-	-	576,017
Actuarial gains/(losses)	-	-	(3,675)	-	-	-	-	(3,675)
Total Comprehensive income	10,432,373	576,017	(3,675)	-	-	-	-	11,004,715
Options granted on subsidiaries	-	-	-	45,300	(82,746)	-	-	(37,446)
Gains/(losses) of controlling interest	-	-	-	-	(950)	-	-	(950)
Tax on deemed dividends	-	-	-	-	(5,893)	-	-	(5,893)
At September 30, 2020	14,015,759	1,220,982	(1,224,557)	(4,783)	(75,155)	156,091	(75,402,375)	(61,314,038)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiaries	Gains/(losses) of non-controlling interest's share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2021	11,076,439	744,441	(1,473,230)	(4,783)	(73,777)	156,091	(75,414,198)	(64,989,017)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	1,533,031	-	-	-	-	-	-	1,533,031
Cash flow hedges	-	678,732	-	-	-	-	-	678,732
Actuarial gains/(losses)	-	-	(57,228)	-	-	-	-	(57,228)
Total Comprehensive income	1,533,031	678,732	(57,228)	-	-	-	-	2,154,535
Gains/(losses) of controlling interest	-	-	-	-	(46,159)	-	-	(46,159)
Tax on deemed dividends	-	-	-	-	(1,663)	-	-	(1,663)
At September 30, 2021	12,609,470	1,423,173	(1,530,458)	(4,783)	(121,599)	156,091	(75,414,198)	(62,882,304)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different to the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges.

(d.2) Cash flow hedge reserves

The hedging reserves represent the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss (for additional information, see Note 22 - Financial instruments and risks).

(d.3) Actuarial gains and losses

Actuarial gains and losses include expectations regarding future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering the best estimates available to Management. Accordingly, the Company recognizes the results of these estimated actuarial gains and losses, on a monthly basis, based on the expectations presented in the independent actuarial report.

In March, 2021, an actuarial loss of R$56,940 arising from the deficit on the defined benefits plan was fully recorded under actuarial gains and losses as a counterpart to the balance receivable originally recorded. There were no actuarial gains or losses arising from surplus or deficit in 2020.

(d.4) Accounting adjustments for transactions between shareholders

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of a non-controlling interest and the carrying amount of such non-controlling interest shall be recognized directly in the controlling shareholders’ equity. The acquisition of the non-controlling interest related to Former Ambev, the abovementioned adjustment was recognized in Carrying value adjustments when applicable.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

15.    SEGMENT REPORTING

(a)	Reportable segments – nine-month period ended in:
	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	09/30/2021	09/30/2020	09/30/2021	09/30/2020	09/30/2021	09/30/2020	09/30/2021	09/30/2020	09/30/2021	09/30/2020

Net sales	24,745,204	20,064,330	7,018,072	4,876,648	10,931,572	7,940,270	8,148,663	6,941,177	50,843,511	39,822,425
Cost of sales	(12,971,350)	(9,754,062)	(3,289,858)	(2,239,690)	(5,571,790)	(4,104,171)	(3,330,672)	(2,770,292)	(25,163,670)	(18,868,215)
Gross profit	11,773,854	10,310,268	3,728,214	2,636,958	5,359,782	3,836,099	4,817,991	4,170,885	25,679,841	20,954,210
Distribution expenses	(3,643,193)	(3,120,955)	(626,728)	(517,444)	(1,316,026)	(1,085,307)	(1,437,842)	(1,278,421)	(7,023,789)	(6,002,127)
Sales and marketing expenses	(2,391,406)	(2,285,455)	(485,545)	(402,946)	(1,038,494)	(877,802)	(919,497)	(887,484)	(4,834,942)	(4,453,687)
Administrative expenses	(2,167,601)	(1,151,165)	(326,978)	(210,876)	(576,938)	(385,098)	(421,989)	(304,296)	(3,493,506)	(2,051,435)
Other operating income/(expenses)	1,827,369	531,789	9,759	(18,903)	7,387	(65,538)	(20,984)	(43,152)	1,823,531	404,196
Exceptional items	(104,013)	(111,207)	(36,574)	(49,307)	(85,143)	(99,844)	(11,703)	(51,432)	(237,433)	(311,790)
Income from operations (EBIT)	5,295,010	4,173,275	2,262,148	1,437,482	2,350,568	1,322,510	2,005,976	1,606,100	11,913,702	8,539,367
Net finance costs	(535,179)	(2,062,727)	(110,523)	5,330	(1,494,089)	(1,382,949)	(78,046)	(35,032)	(2,217,837)	(3,475,378)
Share of results of joint ventures	(7,051)	(4,927)	(9,461)	(5,908)	-	-	(24,400)	(23,021)	(40,912)	(33,856)
Income before income tax	4,752,780	2,105,621	2,142,164	1,436,904	856,479	(60,439)	1,903,530	1,548,047	9,654,953	5,030,133
Income tax expense	1,418,137	628,667	(707,510)	(334,037)	(334,265)	73,380	(655,706)	(556,607)	(279,344)	(188,597)
Net income	6,170,917	2,734,288	1,434,654	1,102,867	522,214	12,941	1,247,824	991,440	9,375,609	4,841,536

Normalized EBITDA	7,601,773	6,432,737	2,775,238	1,978,710	3,289,714	2,249,230	2,418,628	1,993,552	16,085,353	12,654,229
Exceptional items	(104,013)	(111,207)	(36,574)	(49,307)	(85,143)	(99,844)	(11,703)	(51,432)	(237,433)	(311,790)
Depreciation. amortization and impairment	(2,202,750)	(2,148,255)	(476,516)	(491,921)	(854,003)	(826,876)	(400,949)	(336,020)	(3,934,218)	(3,803,072)
Net finance costs	(535,179)	(2,062,727)	(110,523)	5,330	(1,494,089)	(1,382,949)	(78,046)	(35,032)	(2,217,837)	(3,475,378)
Share of results of joint ventures	(7,051)	(4,927)	(9,461)	(5,908)	-	-	(24,400)	(23,021)	(40,912)	(33,856)
Income tax expense	1,418,137	628,667	(707,510)	(334,037)	(334,265)	73,380	(655,706)	(556,607)	(279,344)	(188,597)
Net income	6,170,917	2,734,288	1,434,654	1,102,867	522,214	12,941	1,247,824	991,440	9,375,609	4,841,536

Normalized EBITDA margin as a %	30.7%	32.1%	39.5%	40.6%	30.1%	28.3%	29.7%	28.7%	31.6%	31.8%

Acquisition of property, plant and equipment	3,095,460	2,371,569	455,928	322,811	837,681	366,445	277,740	237,429	4,666,809	3,298,254

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(continued)

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020

Segment assets	52,891,175	48,970,286	14,895,068	13,521,469	20,003,496	17,211,235	17,510,908	16,487,918	105,300,647	96,190,908
Intersegment elimination									(2,698,484)	(2,187,599)
Non-segmented assets									32,531,092	31,193,270
Total assets									135,133,255	125,196,579

Segment liabilities	22,764,597	25,032,608	4,814,865	4,114,212	6,211,509	5,156,535	6,132,012	6,256,608	39,922,983	40,559,963
Intersegment elimination									(2,698,737)	(2,187,353)
Non-segmented liabilities									97,909,009	86,823,969
Total liabilities									135,133,255	125,196,579

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America - South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(b)	Reportable segments – three-month periods ended in:
	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	09/30/2021	09/30/2020	09/30/2021	09/30/2020	09/30/2021	09/30/2020	09/30/2021	09/30/2020	09/30/2021	09/30/2020

Net sales	8,996,458	7,684,525	2,397,039	2,064,789	4,195,030	2,956,464	2,904,082	2,898,720	18,492,609	15,604,498
Cost of sales	(4,888,291)	(3,822,730)	(1,103,247)	(901,448)	(2,086,818)	(1,569,901)	(1,174,715)	(1,129,070)	(9,253,071)	(7,423,149)
Gross profit	4,108,167	3,861,795	1,293,792	1,163,341	2,108,212	1,386,563	1,729,367	1,769,650	9,239,538	8,181,349
Distribution expenses	(1,312,379)	(1,171,511)	(200,739)	(215,303)	(516,826)	(403,154)	(503,479)	(517,727)	(2,533,423)	(2,307,695)
Sales and marketing expenses	(835,833)	(741,721)	(168,431)	(152,789)	(392,391)	(293,238)	(345,142)	(403,255)	(1,741,797)	(1,591,003)
Administrative expenses	(717,850)	(366,053)	(59,495)	(83,948)	(197,130)	(134,260)	(142,086)	(119,796)	(1,116,561)	(704,057)
Other operating income/(expenses)	245,849	228,437	5,741	(5,807)	13,307	(39,968)	(14,256)	(14,642)	250,641	168,020
Exceptional items	(42,965)	(62,925)	(7,518)	(22,528)	(23,445)	(62,001)	(6,430)	(12,342)	(80,358)	(159,796)
Income from operations (EBIT)	1,444,989	1,748,022	863,350	682,966	991,727	453,942	717,974	701,888	4,018,040	3,586,818
Net finance costs	(353,761)	(523,237)	21,017	(67,466)	(511,546)	(548,291)	(31,949)	(5,782)	(876,239)	(1,144,776)
Share of results of joint ventures	(6,354)	(2,050)	(4,450)	155	-	-	(8,537)	(9,107)	(19,341)	(11,002)
Income before income tax	1,084,874	1,222,735	879,917	615,655	480,181	(94,349)	677,488	686,999	3,122,460	2,431,040
Income tax expense	1,140,596	167,852	(201,674)	(104,534)	(118,047)	79,354	(230,618)	(214,744)	590,257	(72,072)
Net income	2,225,470	1,390,587	678,243	511,121	362,134	(14,995)	446,870	472,255	3,712,717	2,358,968

Normalized EBITDA	2,273,299	2,527,260	1,006,793	902,275	1,331,454	803,578	857,392	840,363	5,468,938	5,073,476
Exceptional items	(42,965)	(62,925)	(7,518)	(22,528)	(23,445)	(62,001)	(6,430)	(12,342)	(80,358)	(159,796)
Depreciation. amortization and impairment	(785,345)	(716,313)	(135,925)	(196,781)	(316,282)	(287,635)	(132,988)	(126,133)	(1,370,540)	(1,326,862)
Net finance costs	(353,761)	(523,237)	21,017	(67,466)	(511,546)	(548,291)	(31,949)	(5,782)	(876,239)	(1,144,776)
Share of results of joint ventures	(6,354)	(2,050)	(4,450)	155	-	-	(8,537)	(9,107)	(19,341)	(11,002)
Income tax expense	1,140,596	167,852	(201,674)	(104,534)	(118,047)	79,354	(230,618)	(214,744)	590,257	(72,072)
Net income	2,225,470	1,390,587	678,243	511,121	362,134	(14,995)	446,870	472,255	3,712,717	2,358,968

Normalized EBITDA margin as a %	25.3%	32.9%	42.0%	43.7%	31.7%	27.2%	29.5%	29.0%	29.6%	32.5%

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America - South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(c)     Additional information - by business unit:

	Nine-month period ended:						Three-month period ended:
	Brazil						Brazil
	Beer		Soft drink and Non-alcoholic and non-carbonated		Total		Beer		Soft drink and Non-alcoholic and non-carbonated		Total
	09/30/2021	09/30/2020	09/30/2021	09/30/2020	09/30/2021	09/30/2020	09/30/2021	09/30/2020	09/30/2021	09/30/2020	09/30/2021	09/30/2020

Net sales	21,304,891	17,233,745	3,440,313	2,830,585	24,745,204	20,064,330	7,730,817	6,650,535	1,265,641	1,033,990	8,996,458	7,684,525
Cost of sales	(10,951,010)	(8,270,558)	(2,020,340)	(1,483,504)	(12,971,350)	(9,754,062)	(4,105,960)	(3,295,574)	(782,331)	(527,156)	(4,888,291)	(3,822,730)
Gross profit	10,353,881	8,963,187	1,419,973	1,347,081	11,773,854	10,310,268	3,624,857	3,354,961	483,310	506,834	4,108,167	3,861,795
Distribution expenses	(3,043,369)	(2,592,037)	(599,824)	(528,918)	(3,643,193)	(3,120,955)	(1,097,270)	(984,997)	(215,109)	(186,514)	(1,312,379)	(1,171,511)
Sales and marketing expenses	(2,158,617)	(2,008,066)	(232,789)	(277,389)	(2,391,406)	(2,285,455)	(750,645)	(632,458)	(85,188)	(109,263)	(835,833)	(741,721)
Administrative expenses	(1,884,317)	(985,295)	(283,284)	(165,870)	(2,167,601)	(1,151,165)	(627,194)	(321,992)	(90,656)	(44,061)	(717,850)	(366,053)
Other operating income/(expenses)	1,519,811	407,767	307,558	124,022	1,827,369	531,789	177,960	159,763	67,889	68,674	245,849	228,437
Exceptional items	(97,931)	(111,207)	(6,082)	-	(104,013)	(111,207)	(37,171)	(62,901)	(5,794)	(24)	(42,965)	(62,925)
Income from operations (EBIT)	4,689,458	3,674,349	605,552	498,926	5,295,010	4,173,275	1,290,537	1,512,376	154,452	235,646	1,444,989	1,748,022
Net finance costs	(535,179)	(2,062,727)	-	-	(535,179)	(2,062,727)	(353,761)	(523,237)	-	-	(353,761)	(523,237)
Share of results of joint ventures	(7,051)	(4,927)	-	-	(7,051)	(4,927)	(6,354)	(2,050)	-	-	(6,354)	(2,050)
Income before income tax	4,147,228	1,606,695	605,552	498,926	4,752,780	2,105,621	930,422	987,089	154,452	235,646	1,084,874	1,222,735
Income tax expense	1,418,137	628,667	-	-	1,418,137	628,667	1,140,596	167,852	-	-	1,140,596	167,852
Net income	5,565,365	2,235,362	605,552	498,926	6,170,917	2,734,288	2,071,018	1,154,941	154,452	235,646	2,225,470	1,390,587

Normalized EBITDA	6,726,105	5,672,962	875,668	759,775	7,601,773	6,432,737	2,020,586	2,208,203	252,713	319,057	2,273,299	2,527,260
Exceptional items	(97,931)	(111,207)	(6,082)	-	(104,013)	(111,207)	(37,171)	(62,901)	(5,794)	(24)	(42,965)	(62,925)
Depreciation. amortization and impairment	(1,938,716)	(1,887,406)	(264,034)	(260,849)	(2,202,750)	(2,148,255)	(692,878)	(632,926)	(92,467)	(83,387)	(785,345)	(716,313)
Net finance costs	(535,179)	(2,062,727)	-	-	(535,179)	(2,062,727)	(353,761)	(523,237)	-	-	(353,761)	(523,237)
Share of results of joint ventures	(7,051)	(4,927)	-	-	(7,051)	(4,927)	(6,354)	(2,050)	-	-	(6,354)	(2,050)
Income tax expense	1,418,137	628,667	-	-	1,418,137	628,667	1,140,596	167,852	-	-	1,140,596	167,852
Net income	5,565,365	2,235,362	605,552	498,926	6,170,917	2,734,288	2,071,018	1,154,941	154,452	235,646	2,225,470	1,390,587

Normalized EBITDA margin as a %	31.6%	32.9%	25.5%	26.8%	30.7%	32.1%	26.1%	33.2%	20.0%	30.9%	25.3%	32.9%

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

16.            NET SALES

Reconciliation between gross sales and net sales:

	Nine-month period ended:		Three-month period ended:
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Gross sales and/or services	75,635,871	58,473,136	28,053,793	22,642,040
Excise duty	(15,441,865)	(12,616,685)	(5,562,265)	(4,971,690)
Discounts	(9,350,495)	(6,034,026)	(3,998,919)	(2,065,852)
	50,843,511	39,822,425	18,492,609	15,604,498

17.	OTHER OPERATING INCOME / (EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Government grants/NPV of long-term fiscal incentives	579,439	481,942	229,230	207,381
Extemporaneous credits/(debits) (i)	1,218,877	-	(298)	-
(Additions)/reversals of provisions	(28,042)	(34,027)	(6,573)	(5,778)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	18,313	(22,157)	6,983	(20,880)
Other operating income/(expenses), net	34,944	(21,562)	21,299	(12,703)
	1,823,531	404,196	250,641	168,020

(i) As detailed in Note 24 – Contingencies, the Company has been recognizing PIS and COFINS credits arising from the exclusion of ICMS from its calculation basis, in the item Other operating income/(expenses), according to the accounting policy adopted in 2020.

Government grants are not recognized until there is reasonable assurance that the Company will meet the respective conditions and that the grants will be received. Government grants are systematically recognized in income during the periods when the Company recognizes as expenses the related costs that the grants are intended to offset.

18.	EXCEPTIONAL ITEMS

	Nine-month period ended:		Three-month period ended:
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Costs arising from business combinations	-	(17,535)	-	(819)
COVID-19 impacts (ii)	(109,257)	(183,114)	(32,695)	(111,635)
Restructuring (i)	(121,450)	(93,653)	(44,787)	(43,618)
Effect of application of IAS 29 (hyperinflation)	(6,726)	(3,396)	(2,876)	(2,935)
Recall Stella	-	(14,092)	-	(789)
	(237,433)	(311,790)	(80,358)	(159,796)

(i) The restructuring expenses recognized refer mainly to the realignment of the structures and processes in the Latin America geographical segment, CAC and Brazil.

(ii) COVID-19 expenses refer to (a) additional administrative expenses to ensure the safety of our people (increased frequency of cleaning at our facilities, providing alcohol gel and masks for our employees); (b) donations; (c) Company initiatives providing support for some customer ecosystems, which were necessary due to the COVID-19 pandemic.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

19.	FINANCE EXPENSES AND INCOME

(a)	Finance expenses

	Nine-month period ended:		Three-month period ended:
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Interest expense	(989,338)	(1,397,918)	(351,180)	(539,329)
Capitalized borrowings	-	-	-	75
Net Interest on pension plans	(86,386)	(84,885)	(27,011)	(30,783)
Losses on hedging instruments and exclusive investment funds (i)	(1,677,423)	(1,710,707)	(606,347)	(562,748)
Interest on provision for disputes and litigation	(248,096)	(112,224)	(154,035)	(44,343)
Exchange variations	(407,912)	(567,190)	(111,911)	(232,689)
Interest and foreign exchange rate on loans to/from related parties	-	(18,003)	-	-
Financial instruments at fair value through profit or loss	-	(4,266)	-	-
Tax on financial transactions	(114,904)	(179,888)	(46,214)	(44,361)
Bank guarantee expenses	(111,188)	(130,644)	(23,907)	(29,673)
Other financial results	(143,045)	(121,512)	(51,748)	(30,402)
	(3,778,292)	(4,327,237)	(1,372,353)	(1,514,253)

(i) The variation refers, for the most part, to the equity swap, which changes according to the changes in share price.

Interest expenses are presented net of the effects of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (Note 22 - Financial instruments and risks). The interest expenses are as follow:

	Nine-month period ended:		Three-month period ended:
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Financial instruments measured at amortized cost	(321,872)	(591,399)	(126,388)	(331,228)
Financial instruments at fair value through profit or loss	(667,466)	(806,519)	(224,792)	(208,101)
	(989,338)	(1,397,918)	(351,180)	(539,329)

(b)	Finance income

	Nine-month period ended:		Three-month period ended:
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Interest income	800,963	370,223	173,426	72,819
Interest and foreign exchange rate on loans to/from related parties	32,626	19,744	12,016	19,744
Financial instruments at fair value through profit or loss	-	166,760	-	166,760
Other financial results	72,545	36,582	60,126	16,527
	906,134	593,309	245,568	275,850

Effect of application of IAS 29 (hyperinflation)	654,321	258,550	250,546	93,627
	1,560,455	851,859	496,114	369,477

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Interest income arises from the following financial assets:

	Nine-month period ended:		Three-month period ended:
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Cash and cash equivalents	179,352	187,547	79,200	54,814
Investment securities held for trading	40,143	4,015	18,711	3,570
Other receivables (i)	581,468	178,661	75,515	14,435
	800,963	370,223	173,426	72,819

(i) Mainly related to monetary adjustments related to the exclusion of ICMS (VAT tax) from the basis of PIS and COFINS calculation, more details in Note 24 - Contingencies.

20.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follow:

	Nine-month period ended:		Three-month period ended:
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Income tax expense - current	(2,293,923)	(1,142,526)	(978,082)	(415,548)

Deferred tax expense on temporary differences	1,867,217	669,974	1,515,381	400,093
Deferred tax over taxes losses carryforwards movements in the current period	147,362	283,955	52,958	(56,617)
Total deferred tax (expense)/income	2,014,579	953,929	1,568,339	343,476

Total income tax expenses	(279,344)	(188,597)	590,257	(72,072)

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Profit before tax	9,654,953	5,030,133	3,122,460	2,431,040
Adjustment on a taxable basis
Other non-taxable income	(465,109)	(54)	(465,109)	(54)
Government grants related to sales taxes	(1,306,216)	(1,205,815)	(499,591)	(451,455)
Share of result of joint ventures	40,912	33,856	19,341	11,002
Non-deductible expenses	59,337	67,780	16,819	33,699
Worldwide Taxation	(387,996)	(110,305)	(275,934)	48,532
	7,595,881	3,815,595	1,917,986	2,072,764
Aggregated weighted nominal tax rate	27.59%	27.48%	24.55%	28.25%
Taxes payable – nominal rate	(2,095,534)	(1,048,545)	(470,916)	(585,628)
Adjustment on tax expense
Income tax Incentives	172,084	120,038	91,216	88,729
Deductible interest on shareholders' equity	1,580,658	1,177,921	549,529	502,576
Tax savings from goodwill amortization	58,097	58,097	19,366	19,366
Withholding income tax	(482,459)	(555,855)	(169,519)	(140,808)
Recognition/(write-off) of deferred charges on tax losses	50,212	(86,591)	51,985	(26,099)
Effect of application of IAS 29 (hyperinflation)	(86,259)	(47,829)	(25,233)	(18,277)
Others with reduced taxation	523,858	194,167	543,830	88,069
Income tax and social contribution expense	(279,343)	(188,597)	590,258	(72,072)
Effective tax rate	2.89%	3.75%	-18.90%	2.96%

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The main events that impacted the effective tax rate for the period were:

•	On September 24, 2021 the Federal Supreme Court (“STF”) decided, in the judgment of RE 1.063,187, with recognized general repercussion (Topic 962) and, by unanimous vote, it was declared unconstitutional the IRPJ and CSLL taxation on amounts related to the Selic rate received due to repetition of tax overdue. During the third quarter of 2021, the reversal of the deferred IRPJ and CSLL calculated on the Selic interest that made up the portion of the tax credit recognized due to the judgment of RE 574.706/PR by the STF (exclusion of ICMS from the PIS calculation bases) referring to the periods in which (i) the “REFRI Taxation Model” was in effect special soft drinks and beer regime, and (ii) the New Model between the periods 2015 to March 2017, as detailed in Note 25 – Contingencies, was in effect.

The amount reversed in the third quarter of 2021 is R$754 million, of which R$158 million is shown in “Other non-taxable income” for amounts recognized in 2021 and the amount of R$596 million is shown in “Others with reduced taxation” for the amounts recognized in prior periods. The Company and its subsidiaries have several lawsuits discussing the matter and the amounts will be recognized upon confirmation of the estimated amounts with reasonable certainty.

•	Government subsidy for sales taxes: for regional incentives, these are related primarily to local production and, when reinvested, are not subject to income tax and social contribution purposes, which explains the impact on the effective tax rate. The amount above is impacted by fluctuations in the volume, price and any eventual increases in State VAT (“ICMS”).

•	Complement of income tax on foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12,973/14.

•	Withholding income tax: the amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The increase in the amount in 2021 is mainly due to the exchange rate variation of the balances held in liabilities.

•	Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate their shareholders through the payment of Interest on Capital (“IOC”), which is deductible for income tax purposes.

21.    SHARE-BASED PAYMENTS

There are different stock option and share-based payment programs which allow the employees and senior management of the Company and its subsidiaries to acquire (through the exercise of stock options) or receive shares in the Company. For all stock option programs, the fair value of the shares is estimated as at the option grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 requirement that assumptions regarding forfeiture before the end of the vesting period cannot impact the fair value of the option.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The current stock option model, as provided in the Company's Stock Option Plan (“Stock Option Plan”), includes three models of stock options that may be granted under the Stock Option Plan. Under the first model, beneficiaries, in accordance with their internal category, may choose among allocating (1) 30% or 100%, (2) 40% or 100%, and (3) 60% or 100% of the amounts received by them as profit sharing regarding the immediate year to the exercise of stock options, thereby allowing them to acquire the corresponding amount of Ambev shares. Under this model, a substantial part of the shares acquired is to be delivered only within five years from the corresponding stock option grant date. During such five-year period, the beneficiary must remain employed at Ambev or any other company of its group. Under the second model, the beneficiary may exercise the stock options granted only after a period of up to five years from the corresponding grant date. Vesting of the stock options granted under the second model is not subject to the company’s performance measures; however, the right to exercise such options may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the stock options’ vesting. Under the third model, the beneficiaries, in accordance with their internal category, may choose among allocating (1) 20% or 100%, (2) 30% or 100%, and (3) 50% or 100%, of the amounts received by them as profit sharing regarding the immediate year to the exercise of stock options, thereby allowing them to acquire the corresponding amount of Ambev shares. The totality of the shares acquired is to be delivered to the beneficiary within forty-five days from the corresponding exercising date (which shall not be later than forty-five days from the stock option grant date). The beneficiaries are under a five-year lock-up period.

In addition, the Company has implemented a Share-Based Payment Plan (“Share-Based Plan”) under which certain employees and members of the management of the Company or its subsidiaries are eligible to receive shares in the Company including in the form of ADRs. The shares that are subject to the Share-Based Plan are designated as "restricted shares".

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management, considered as having “high potential,” the Company grants, under the Share-Based Plan, shares to be delivered in the future divided into two separate lots - Lot A and Lot B, which will be delivered to the participants in the relevant program, subject to maturity periods of three or five and ten years, respectively.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The weighted average fair value of the options and assumptions used to apply the Company’s option pricing model for 2021 and 2020 was as follows:

In R$	09/30/2021	(i)	12/31/2020	(i)

Fair value of options granted	-		4.04
Share price	-		18.05
Exercise price	-		18.05
Expected volatility	-		22.3%
Vesting year	-		5
Expected dividends	5%		5%
Risk-free interest rate	-	(ii)	6.8%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, with the risk-free interest rate of ADRs are calculated in U.S. Dollar.

The total number of outstanding options developed was as follows:

Thousand options	09/30/2021	12/31/2020

Options outstanding at January 1st	127,265	141,736
Options issued during the period	-	22
Options exercised during the period	(2,250)	(5,730)
Options forfeited during the period	(4,035)	(8,763)
Options outstanding at the end of the period	120,980	127,265

The range of exercise prices of the outstanding options is from R$11.97 (R$11.97 in 2020) to R$45.33 (R$43.95 in 2020) and the weighted average remaining contractual life is approximately 6.44 years (6.43 years in 2020).

Of the 120,980 thousand outstanding options (127,265 thousand in 2020), 49,302 thousand options were vested in 2021 (36,459 thousand in 2020).

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2021	12/31/2020

Options outstanding at January 1st	19.81	18.53
Options issued during the period	-	18.05
Options forfeited during the period	18.21	22.96
Options exercised during the period	14.61	8.30
Options outstanding at the end of the period	20.09	19.81
Options exercisable at the end of the period	22.80	23.70

For the options exercised during the period ended September 30, 2021, the weighted average share price as at the exercise date was R$19.10 (R$15.23 in December 31, 2020).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

To settle the exercised stock options, the Company may use treasury shares. The current limit on the authorized capital is considered sufficient to meet the Company’s obligations under all stock option plans if the issue of new shares is required to meet the grants awarded under the Programs.

During the period, the Company granted 30 thousand deferred shares under the stock option plan (153 thousand deferred shares in 2020) which are valued based on the share price for the trading session immediately prior to the grant, which represents a fair value of R$462 in 2021 (R$2,401 in 2020). Such deferred shares are subject to a grace period of five years from the grant date.

During the period, the Company granted 2,008 thousand restricted shares under the Share-Based Plan (21,066 thousand in 2020), which are valued based on the share price of the trading session immediately prior to the granting of the shares, representing a fair value of approximately R$28,450 in 2021 (R$315,399 in 2020). Such restricted share units are subject to a grace period which can vary from three to five years counted from the grant date.

Stated below is the total number of shares purchased by or granted to employees, as the case may be, under the Stock Option Plan and Share-Based Plan which will be delivered in the future based on the fulfilment of certain conditions (deferred stock and restricted shares):

Deferred shares

Thousand deferred shares	09/30/2021	12/31/2020

Deferred shares outstanding at January 1st	6,065	7,926
New deferred shares during the period	30	153
Deferred shares granted during the period	(4,010)	(1,901)
Deferred shares forfeited during the period	(41)	(113)
Deferred shares outstanding at the end of the period	2,044	6,065

Restricted shares

Thousand restricted shares	09/30/2021	12/31/2020

Restricted shares outstanding at January 1st	43,458	23,836
New restricted shares during the period	2,008	21,066
Restricted shares forfeited during the period	(1,319)	(1,444)
Restricted shares outstanding at the end of the period	44,147	43,458

Additionally, certain employees and managers of the Company received options to acquire AB-Inbev shares, the compensation costs of which are recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$310,425 on September 30, 2021 (R$160,781 on September 30, 2020), recorded as administrative expenses.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

22.	FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of its business. The Company analyzes each of these risks both individually and on a consolidated basis, to define strategies to manage the economic impact on risk’s performance consistent with its Financial Risk Management Policy (the “Policy”).

The Company’s use of derivatives strictly follows the Financial Risk Management Policy approved by the Board of Directors. The policy is intended to provide guidelines for the management of the financial risks inherent to the capital markets in which Ambev operates. The policy includes four main aspects: (i) capital structure; financing and liquidity; (ii) transactional risks related to the business; (iii) financial statement translation risk; and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country in which Ambev operates must be denominated in their respective local currencies. The policy also sets out the procedures and controls required to identify, measure and minimize market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenue, costs and/or investment amounts. The policy states that all of the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks which are not yet recorded (e.g. future contracts for the purchase of raw materials or property, plant and equipment) shall be mitigated using projections for the period required for the Company to adapt to the new costs scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most translation risks are not hedged. The exceptions to the policy must be approved by the Operations, Finance and Compensation Committee (COF).

Derivative financial instruments

The derivative financial instruments authorized under the Financial Risk Management Policy include futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At September 30, 2021, the Company and its subsidiaries had no target forwards, swaps with currency verification, or any other derivative transactions representing a risk level above the nominal value of the contracts. The derivative operations are managed on a consolidated basis and classified based on the strategy according to their purposes, as follows:

i) Cash flow hedge derivative instruments - Highly probable forecast transactions contracted to minimize the Company's exposure to fluctuations in exchange rates and the prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates over the next fourteen months. Gains and losses classified as hedging reserves in equity are recognized in the income statement in the period or periods during which the forecast and hedged transaction affects the income statement.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

ii) Fair value hedge derivative instruments - operations contracted for the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Net cash positions and foreign currency debts are continually assessed to identify new indications of exposure.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments - transactions entered into to minimize the exposure to exchange differences arising from the conversion of net investments in the Company's subsidiaries located abroad for the purpose of translating the account balance. The effective portion of the hedge is allocated to equity, while the ineffective portion is recorded directly in the financial income statement when identified.

The following tables summarize the exposure of the Company identified and protected in accordance with the Company's Risk Policy. The following classifications have been applied:

Operational hedges: Refers to exposure arising from the core business of the Company, such as purchases of inputs, purchases of fixed assets and service contracts linked to foreign currency, which are protected using derivatives.

Financial hedge: Refers to exposure arising from cash and financing activities, such as foreign currency cash and foreign currency debt, which is protected using derivatives.

Investment hedges abroad: Refers mainly to exposure arising from cash held in foreign currency in foreign subsidiaries, with a functional currency different from the consolidation currency.

Investment hedge - put options granted on subsidiaries: As detailed in item IV (d), the Company constituted a liability related to the acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument is denominated in US Dollars (Tranche A) and Dominican Pesos (Tranche B) and is recorded by an entity, whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the US Dollar and the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

						Nine-month period ended: 09/30/2021			Three-month period ended: 09/30/2021
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(17,252,685)	17,252,685	970,259	(241,492)	(1,339,403)	1,071,588	1,905,678	(429,184)	397,148	1,301,165
	Commodities	(2,963,339)	2,963,339	844,777	(15,516)	(112,470)	767,512	691,007	(104,282)	306,241	260,878
	US Dollars	(14,191,039)	14,191,039	123,592	(224,981)	(1,217,732)	324,388	1,363,411	(326,740)	83,661	1,137,033
	Euros	(32,552)	32,552	-	(720)	(109)	424	(1,751)	3	(462)	407
	Mexican Pesos	(65,755)	65,755	1,890	(275)	(9,092)	(20,736)	(146,989)	1,835	7,708	(97,153)

Fixed Assets		(1,112,851)	1,112,851	1,591	(70,873)	(301,764)	85,778	89,477	(84,395)	32,437	24,530
	US Dollars	(1,112,851)	1,112,851	1,591	(70,873)	(301,764)	85,778	89,477	(84,395)	32,437	24,530

Expenses		(351,445)	351,445	1,162	(21,449)	(96,624)	28,978	138,923	(28,019)	9,884	43,135
	US Dollars	(351,445)	351,445	1,162	(21,449)	(96,624)	28,978	138,923	(28,019)	9,884	43,135

Debts		(213,937)	-	-	-	-	-	-	-	-	-
	US Dollars	(27,273)	-	-	-	-	-	-	-	-	-
	Interest rates	(186,664)	-	-	-	-	-	-	-	-	-

Equity Instrument		(1,605,199)	26,690	-	(2,350)	78,063	-	-	(28,394)	-	-
	Stock exchange prices	(1,605,199)	26,690	-	(2,350)	78,063	-	-	(28,394)	-	-
September 30, 2021		(20,536,117)	18,743,671	973,012	(336,164)	(1,659,728)	1,186,344	2,134,078	(569,992)	439,469	1,368,830

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

		12/31/2020				Nine-month period ended: 09/30/2020			Three-month period ended: 09/30/2020
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(15,837,905)	15,588,464	364,496	(287,838)	(509,924)	1,070,964	1,607,166	(187,260)	403,002	284,377
	Commodities	(2,629,145)	2,379,704	343,852	(7,831)	(99,873)	(126,464)	(98,268)	(15,447)	(35,575)	186,470
	US Dollars	(13,087,705)	13,087,705	8,728	(271,832)	(415,797)	1,225,210	1,743,782	(173,226)	440,407	118,031
	Euros	(50,817)	50,817	1,942	(287)	(3,249)	6,554	14,700	(499)	4,787	4,557
	Mexican Pesos	(70,238)	70,238	9,974	(7,888)	8,995	(34,336)	(53,048)	1,912	(6,617)	(24,681)

Fixed Assets		(1,042,485)	1,042,485	1,733	(31,276)	(615,355)	130,812	379,463	(242,207)	74,071	217,450
	US Dollars	(1,042,485)	1,042,485	1,733	(31,276)	(615,355)	130,812	379,463	(242,207)	74,071	217,450

Expenses		(345,832)	345,832	473	(10,674)	(1,794)	3,532	1,900	(711)	2,075	1,430
	US Dollars	(345,832)	345,832	473	(10,674)	(1,794)	3,532	1,900	(711)	2,075	1,430

Debts		(233,216)	-	-	-	-	-	-	-	-	-
	US Dollars	(4,864)	-	-	-	-	-	-	-	-	-
	Interest rates	(228,352)	-	-	-	-	-	-	-	-	-

Equity Instrument		(1,740,543)	700,901	142,634	-	(556,676)	-	-	(111,155)	-	-
	Stock Exchange Prices	(1,740,543)	700,901	142,634	-	(556,676)	-	-	(111,155)	-	-

Foreign Investments		-	-	-	-	1,515	-	(1,975)	(2,686)	-	(2,175)
	US Dollars	-	-	-	-	1,515	-	(1,975)	(2,686)	-	(2,175)
Total		(19,199,981)	17,677,682	509,336	(329,788)	(1,682,234)	1,205,308	1,986,554	(544,019)	479,148	501,082

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

I.	Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expenses or income where these are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company’s inputs is made up of commodities, which have historically experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed- and floating-rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions, as well as the Company’s overall business strategy, which is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts, before and after the application of the interest rate hedging strategy, within the limits established by the risk policy. As at September 30, 2021, the Company was not applying hedges to the exposure described below:

	09/30/2021
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	9.1%	2,407,586
Working capital in Argentinean Peso	32.5%	211,582
Argentinean Pesos	23.9%	4,899
Dominican Pesos	10.9%	100,721
Other	8.2%	41,513
Bolivian Pesos	7.0%	8,266
US Dollars	4.8%	27,273
Canadian Dollars	3.5%	437,455
Pre-fixed interest rate		3,239,295

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	12/31/2020
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	5.4%	3,002,394
Argentinean Pesos	23.3%	4,468
Dominican Pesos	9.8%	342,684
Guatemalan Quetzal	8.4%	15,346
Other	8.1%	48,576
Bolivian Pesos	5.2%	178,919
US Dollars	4.2%	4,864
Canadian Dollars	3.5%	342,553
Pre-fixed interest rate		3,939,804

Brazilian Reais	3.9%	852,424
Post fixed interest rate		852,424

Sensitivity analysis

The Company substantially mitigates the risks arising from non-derivative financial assets and liabilities, through the use of derivative financial instruments. In this context, the Company has identified the main risk factors that could generate losses from these derivative financial instruments, and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results and/or cash flow, as described below:

1 - Probable scenario: Management’s expectations regarding the deterioration of each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses the parametric Value at Risk (“VaR”), a statistical measure developed based on estimates of standard deviation and correlation between the returns of several risk factors. This model gives in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and a horizon of 21 days after September 30, 2021 for the calculation, which are presented in the model.

2 - Adverse scenario: 25% deterioration in each transaction’s main risk factor compared to the level observed as at September 30, 2021.

3 - Remote scenario: 50% deterioration in each transaction’s main risk factor compared to the level observed as at September 30, 2021.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease in commodities price	829,261	745,183	88,426	(652,408)
Input purchases		(829,261)	(745,183)	(88,426)	652,408
Foreign exchange hedge	Foreign currency decrease	(100,494)	(300,336)	(3,672,831)	(7,245,167)
Input purchases		100,494	300,336	3,672,831	7,245,167
Cost effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(69,282)	(73,101)	(347,495)	(625,708)
Capex Purchases		69,282	73,101	347,495	625,708
Fixed asset effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(20,287)	(21,410)	(108,148)	(196,009)
Expenses		20,287	21,410	108,148	196,009
Expense effects		-	-	-	-

Debt	Foreign currency decrease	-	205	6,818	13,637
Interest expenses	Increase in interest rate	-	615	9,567	17,997
Debt effects		-	820	16,385	31,634

Equity Instrument Hedge	Stock exchange price decrease	(2,350)	(3,424)	(9,022)	(15,695)
Expenses		2,350	70,344	403,650	804,950
Equity effects		-	66,920	394,628	789,255
		-	67,740	411,013	820,889

As at September 30, 2021 the Notional and Fair Value amounts per instrument and maturity were as follow:

		Notional Value
Exposure	Risk	2021	2022	2023	2024	>2024	Total

Cost		13,168,363	4,084,322	-	-	-	17,252,685
	Commodities	1,110,442	1,852,897	-	-	-	2,963,339
	US Dollars	12,022,901	2,168,138	-	-	-	14,191,039
	Euros	13,239	19,313	-	-	-	32,552
	Mexican Pesos	21,781	43,974	-	-	-	65,755

Fixed assets		958,306	154,545	-	-	-	1,112,851
	US Dollars	958,306	154,545	-	-	-	1,112,851

Expenses		294,475	56,970	-	-	-	351,445
	US Dollars	294,475	56,970	-	-	-	351,445

Equity Instruments		26,690	-	-	-	-	26,690
	Stock prices	26,690	-	-	-	-	26,690
		14,447,834	4,295,837	-	-	-	18,743,671

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

		Fair Value
Exposure	Risk	2021	2022	2023	2024	>2024	Total

Costs		386,344	342,423	-	-	-	728,767
	Commodities	551,138	278,123	-	-	-	829,261
	US Dollars	(165,696)	64,307	-	-	-	(101,389)
	Euros	(631)	(89)	-	-	-	(720)
	Mexican Pesos	1,533	82	-	-	-	1,615

Fixed assets		(68,232)	(1,050)	-	-	-	(69,282)
	US Dollars	(68,232)	(1,050)	-	-	-	(69,282)

Expenses		(19,489)	(798)	-	-	-	(20,287)
	US Dollars	(19,489)	(798)	-	-	-	(20,287)

Equity Instruments		(2,350)	-	-	-	-	(2,350)
	Stock prices	(2,350)	-	-	-	-	(2,350)
		296,273	340,575	-	-	-	636,848

II.	Credit Risk

Concentration of trade receivables credit risk

A substantial portion of the Company’s sales is made to distributors, supermarkets and retailers, through a broad distribution network. Credit risk is reduced due to the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

Concentration of counterparty credit risk

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

The selection process for financial institutions authorized to operate as counterparties of the Company is set forth in the Credit Risk Policy, which also establishes exposure limits for each counterparty based on each counterparty's risk rating and capitalization.

In order to minimize the credit risk on significant derivative transactions with its counterparties, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a certain percentage of its notional value (generally between 10% and 15%), the debtor must settle the difference in favor of the creditor.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Any deposits or cash available must be kept in accounts with top tier banks, or banks with a high credit rating in the respective country. Any position of a short-term nature (less than six months) should be considered as a deposit or cash.

Counterparty risk must be managed by the Company globally, with product limits established by the treasury area, considering: (i) the counterparty’s credit rating (ii) the transaction term (iii) the amount; and (iv) the split between assets and liabilities, in the absence of a clearing clause in derivative contracts.

The counterparty risk is reassessed.

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment, and represent the maximum exposure to credit risk as at September 30, 2021. As at September 30, 2021, there was no concentration of credit risk on any counterparties in excess of the limits established by the Company's risk policy.

III.	Liquidity Risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following:

•                  Debt servicing;

•                  Capital expenditure;

•                  Investments in companies;

•	Increases in the ownership of Ambev’s subsidiaries or companies in which it holds equity investments;

•                  Share buyback programs; and

•                  Payments of dividends and interest on shareholders’ equity.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with derivatives and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

							09/30/2021
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	32,237,071	33,469,311	27,671,350	1,571,527	2,255,629	345,304	1,625,501
Secured bank loans	273,732	355,619	105,538	65,774	33,218	50,363	100,726
Unsecured bank loans	81,387	81,411	81,411	-	-	-	-
Debentures and Bonds	110,000	125,855	125,855	-	-	-	-
Unsecured other loans	132,167	263,567	47,009	42,689	29,528	21,721	122,620
Lease liabilities	2,430,427	2,845,696	696,636	655,257	518,199	569,156	406,448
	35,264,784	37,141,459	28,727,799	2,335,247	2,836,574	986,544	2,255,295

							12/31/2020
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	32,353,261	33,694,240	27,340,481	4,015,286	272,153	424,502	1,641,818
Secured bank loans	2,179,142	2,360,153	2,038,391	82,611	61,674	51,568	125,909
Unsecured bank loans	247,818	271,294	270,208	1,086	-	-	-
Debentures and Bonds	108,548	124,404	124,404	-	-	-	-
Unsecured other loans	135,652	307,674	52,872	42,065	31,236	19,126	162,375
Lease liabilities	2,121,068	2,715,036	532,732	558,307	398,092	566,179	659,726
	37,145,489	39,472,801	30,359,088	4,699,355	763,155	1,061,375	2,589,828

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year.

IV.	Equity price risk

Through the equity swap transactions approved on May 13, 2020 and December 9, 2020 by the Board of Directors of Ambev (see Note 1 - Corporate information), the Company, or its subsidiaries, will receive price variations related to its shares traded on the stock exchange, or on its ADRs, thus neutralizing the possible effects of the stock price fluctuations on the share-based payments made by the Company. As these derivative instruments are not eligible for hedge accounting, they were not therefore allocated to any hedging arrangements.

In September 30, 2021, exposure equivalent to R$1.6 billion (R$1.7 billion as at December 31, 2020) in Ambev’s shares (or ADRs) was partially hedged, resulting in a gain in the income statement of R$78,063 (a loss in the income statement of R$(556,676) as at September 30, 2020).

V.	Capital management

The Company is continuously optimizing its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing the capital structure, the Company uses the same debt ratings and capital classifications applied to the interim financial statements.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Financial instruments

(a) Financial instrument categories

The financial instruments held by the Company are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposure that management intends to cover (foreign exchange, and interest rate, among others).

The table below shows all of the financial instruments recognized in the financial statements, segregated by category:

	09/30/2021
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	17,744,589	-	17,744,589
Trade receivables excluding prepaid expenses	6,933,451	-	6,933,451
Investment securities	198,337	2,044,574	2,242,911
Derivatives hedges	-	973,012	973,012
Total	24,876,377	3,017,586	27,893,963

Financial liabilities
Trade payables	20,041,573	-	20,041,573
Put options granted on subsidiaries	-	3,446,425	3,446,425
Derivative financial instruments	-	2,350	2,350
Derivatives hedges	-	333,814	333,814
Interest-bearing loans and borrowing	3,027,713	-	3,027,713
Other liabilities	2,495,097	-	2,495,097
Total	25,564,383	3,782,589	29,346,972

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	12/31/2020
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	17,090,335	-	17,090,335
Trade receivables excluding prepaid expenses	6,628,971	-	6,628,971
Investment securities	213,907	1,700,028	1,913,935
Derivative financial instruments	-	142,634	142,634
Derivatives hedges	-	366,702	366,702
Total	23,933,213	2,209,364	26,142,577

Financial liabilities
Trade payables	19,995,095	-	19,995,095
Put options granted on subsidiaries	-	3,493,780	3,493,780
Derivatives hedges	-	329,788	329,788
Interest-bearing loans and borrowing	4,792,228	-	4,792,228
Other liabilities	2,581,099	-	2,581,099
Total	27,368,422	3,823,568	31,191,990

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines the fair value as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 - quoted prices (unadjusted) in active markets available to the entity for identical assets or liabilities as at the valuation date;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 -inputs which are not observable for the asset or liability.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	09/30/2021				12/31/2020

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit and loss	2,044,574	-	-	2,044,574	1,700,028	-	-	1,700,028
Derivatives assets at fair value through profit and loss	-	-	-	-	-	142,634	-	142,634
Derivatives - operational hedge	259,202	713,810	-	973,012	85,461	281,241	-	366,702
	2,303,776	713,810	-	3,017,586	1,785,489	423,875	-	2,209,364
Financial liabilities
Financial liabilities at fair value through profit and loss	-	-	3,446,425	3,446,425	-	-	3,493,780	3,493,780
Derivatives liabilities at fair value through profit and loss	-	2,350	-	2,350	-	-	-	-
Derivatives - operational hedge	2,583	331,231	-	333,814	102,552	227,236	-	329,788
	2,583	333,581	3,446,425	3,782,589	102,552	227,236	3,493,780	3,823,568

Reconciliation of changes in the assets categorized at Level 3

Financial liabilities at December 31, 2020	3,493,780
Total gains and losses during the period	(47,355)
Losses/(gains) recognized in net income	88,311
Losses/(gains) recognized in equity	(135,666)
Financial liabilities at September 30, 2021	3,446,425

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowing, trade payables excluding tax payables, are recorded at amortized cost based on the effective rate method, plus indexation and foreign exchange gains/losses, based on the closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not of sufficiently material to require disclosure.

(d) Fair value of liabilities measured through profit or loss

As part of the negotiations regarding the acquisition of the shares of Tenedora, the Company signed the second amendment to the Shareholders' Agreement extending the partnership between the Company and ELJ. ELJ is currently the owner of 15% of the shares of Tenedora, and its put options are now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from 2026. The Company, on the other hand, has a call option over Tranche A shares, exercisable from 2021, and Tranche B shares, exercisable from 2029. On September 30, 2021, the sum of the two ELJ tranches is R$3,441,725 (R$3,489,080 on December 31, 2020).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The fair value of (i) Tranche A is calculated considering the interest under the contract, plus foreign exchange variations, less the dividends paid between the date of signature of the amendment and the exercise of the option.

The fair value of (ii) Tranche B is calculated based on the EBITDA multiple defined in the contract, less the net debt, brought to its present value, calculated using standard valuation techniques (the present value of the principal amount and future interest, discounted by the local currency’s WACC rate as at the date of the calculation). The criteria used are based on market information from reliable sources and are categorized as “Level 3”.

Calculation of the fair value of derivatives

The Company measures derivative financial instruments by calculating their fair value, using market curves that impact the value of the instrument as at the computation date. In the case of swaps, the asset and the liability positions are estimated independently and brought to their fair value, equivalent to the difference between the results of the asset and liability amounts, which generates the swap’s market value. For traded derivative financial instruments, the fair value is calculated based on the exchange-listed price.

Margins pledged as guarantees

In order to comply with the guarantee requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at September 30, 2021 the Company held R$830,628 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$798,903 as at December 31, 2020).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements on a net basis or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled at their gross amounts, but each party shall have the option to settle on a net basis, in case of a default by the counterparty.

23.    COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	09/30/2021	12/31/2020

Collateral given for the Company’s own liabilities	830,783	799,011
Other commitments	1,710,221	1,629,881
	2,541,004	2,428,892

Commitments to suppliers	22,981,073	17,768,463
	22,981,073	17,768,463

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The collateral provided for liabilities totaled approximately R$2,541,004 as at September 30, 2021 (R$2,428,892 as at December 31, 2020), including R$684,845 (R$729,174 as at December 31, 2020) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To provide the guarantees required for derivatives exchanges and/or counterparties contracted in certain derivative financial instrument transactions, as at September 30, 2021, Ambev maintained R$830,628 (R$798,903 as at December 31, 2020) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 22 - Financial instruments and risks).

Most of the balance relates to commitments to suppliers of packaging.

Future contractual commitments as at September 30, 2021 and December 31, 2020 are as follow:

	09/30/2021	12/31/2020

Less than 1 year	13,682,443	9,218,216
Between 1 and 2 years	4,470,270	2,934,802
More than 2 years	4,828,360	5,615,445
	22,981,073	17,768,463

24.	CONTINGENCIES

The Company has contingent liabilities related to lawsuits arising in the normal course of its business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and therefore the Company’s management cannot estimate the likely timing of the resolution of these matters at this stage.

Contingent liabilities with a probable outcome are fully recorded as liabilities (Note 13 - Provisions).

The Company has lawsuits related mainly to tax for which the likelihood of loss is classified as possible by management, and for which there are no provisions, as the composition and estimates of these amounts are as follow:

	09/30/2021	12/31/2020

Income tax and social contribution	53,929,742	53,898,046
Value-added and excise taxes	23,155,000	23,299,284
PIS and COFINS	2,642,927	2,746,286
Others	1,586,564	1,603,508
	81,314,233	81,547,124

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Principal lawsuits with a likelihood of possible loss

Except for monetary inflation and the cases described below, there were no relevant changes in the main cases with possible chances of loss when compared to the period ending on December 31, 2020.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels of the courts.

Ambev management estimates the amount related to this issue to be approximately R$8.3 billion as at September 30, 2021 (R$8.6 billion as at December 31, 2020), classified as a possible loss and, therefore, for which Ambev has made no provision. Ambev has recorded provisions in the total amount of R$7.3 million (R$7.6 million as at December 31, 2020) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

PIS/COFINS over bonus products

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019 and 2020, Ambev received final favorable decisions at the administrative level, some of which are still subject to review. There is only one case at the judicial level which is pending decision by the Second Level Judicial Court after first level judicial court rendered an unfavorable decision to Ambev.

Ambev management estimates the possible losses related to these assessments at approximately R$1.8 billion (R$1.7 billion as of December 31, 2020) classified as possible loss.

Contingent assets

In 2017, the Federal Supreme Court (“STF”) decided, in the judgment of RE 574,706/PR, with binding effects, in favor of the unconstitutionality of the inclusion of the State-VAT (ICMS) in the taxable basis of social contributions on gross revenues (PIS and COFINS). Such decision was ratified by the STF in May 2021, within the judgement of the amendment presented by the General Attorney's Office (PGFN), when the Court confirmed that the ICMS to be excluded from the PIS and COFINS taxable basis is that declared in the invoice and determined that the decision should produce effects only as of March 15, 2017 (date on which RE 574,706/PR was ruled), except for taxpayers who had judicial and administrative claims filed until that date (which is the case of the Company and its controlled companies).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The Company and its controlled companies have several lawsuits related to the matter, some with final and unappealable favorable decisions. As the federal tax regime applicable to the soft drinks and beer sector has changed over time, the Company and its controlled companies have lawsuits which refers to three different periods: (i) 1990 to 2009, (ii) 2009 to 2015 (period in which the “REFRI Taxation Model” was in force - special soft drinks and beer regime, provided for in article 58-J of Law No. 10,833, of 2003) and (iii) from 2015 onwards (also known as “New Model Taxation").

In 2018, 2019, 2020 and 2021, the Company and its controlled companies recognized, in accordance with IAS 37, recoverable tax credits related to this matter in the total amount of R$7.2 billion, being (i) R$1.2 billion related to periods from 1990 to 2009 and after March 2017 (New Model of Taxation) until the specific decisions in the lawsuits of the Company and its controlled companies authorizing the exclusion of ICMS from the PIS and COFINS taxable basis, (ii) R$4.4 billion related to periods from 2009 to 2015, period in which the REFRI regime was in effect; and (iii) R$1.6 billion related to periods from 2015 to March 2017 (also related to the New Taxation Model, in relation to which the Company and its controlled companies have the right to recover after the decision by the STF in May 2021 in the judgment of RE 574.706/PR).

The recognition of the amounts mentioned above occurred as a result of (i) the realization of the gain being virtually certain according to the decision provided by the STF in RE 574,706/PR and the specific circumstances of each case; and (ii) the fact that the amount could be estimated with sufficient reliability, by collecting the respective documents and quantifying the related amount. As to the tax credit related to the period in which the REFRI was in force, the amount could be estimated with sufficient reliability after several analyses were made (with the assistance of our external consultants) that allowed: (i) the identification of the total ICMS included per liter in the retail selling prices that were verified by the Federal Government at the time and that had impact in the reference prices used as basis for determination of the PIS and COFINS; and (ii) the calculation of the exclusion of such total ICMS from the taxable basis of PIS and COFINS in the transactions carried out by the Company and its controlled companies.

In addition, with respect to transactions that occurred after August 2017, the Company and its controlled companies had a positive impact of R$3.4 billion, net of the values referred above, which represented a reduction in the PIS and COFINS expenses since it does not refer to extemporaneous credits.

For additional matters related to the New Taxation Model, the Company estimates that the contingent asset corresponds to R$0.2 billion, which will be recognized once the realization of the gain is virtually certain given the specific circumstances of the case and upon confirmation of the estimated values with sufficient reliability.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

25.	NON-CASH ITEMS

	Nine-month period ended:		Three-month period ended:
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Fair value of option granted on a subsidiary	-	162,495	-	166,761
Effect of application of IAS 29 (hyperinflation)	62,672	35,905	(66,882)	(25,402)
Acquisition of investments payables	-	25,294	-	(7,893)

26.    RELATED PARTIES

Policy and practices regarding the realization of transactions with related parties

The Company adopts the corporate governance practices recommended and/or required by the applicable laws.

Under the Company’s by-laws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except for full subsidiaries), its directors and/or shareholders (including direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company on all transactions with related parties.

Management is prohibited from interfering in any transaction in which a conflict of interest exists, even in theory, with the Company’s interests. Management also are not permitted to interfere in decisions of any other members of management, and the Minutes of Meeting of the Board are required to document any decision to abstain from the respective deliberations.

The Company’s guidelines on related parties require it to follow reasonable or commutative terms, similar to those prevailing in the market, or under which the Company would contract similar transactions with third parties. These related parties transactions are clearly disclosed in the interim financial statements as formalized in the written contracts.

Transactions with management members

In addition to short-term benefits (primarily salaries), management members are entitled to participate in the Stock Option Plan and Share-Based Payments Plan (Note 21 - Share-based payments).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Total expenses related to the Company’s management members are as follow:

	Nine-month period ended:		Three-month period ended:
	09/30/2021	09/30/2020	09/30/2021	09/30/2020

Short-term benefits (i)	48,137	18,299	5,148	5,936
Share-based payments (ii)	30,572	22,640	10,241	3,179
Total key Management remuneration	78,709	40,939	15,389	9,115

(i) These mainly correspond to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of share options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned plan (Note 21 - Share-based payments), the Company no longer has any types of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, and at September 30, 2021 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and higher education courses, facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. As at September 30, 2021 and December 31, 2020, actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits available to the Company, arising from reimbursements or from reductions in future contributions.

The expenses incurred by Fundação Zerrenner with third parties, for providing these benefits totaled R$205,534 (R$170,871 as at September 30, 2020), of which R$182,644 and R$22,890 were related to active employees and retirees respectively (R$149,484 and R$21,387 as at September 30, 2020 related to active employees and retirees respectively).

b) Leasing

Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$22,439 maturing on December 31, 2022.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

c) Leasing - Ambev head office

Ambev has a leasing agreement for two sets of commercial premises with Fundação Zerrenner, which is being re-negotiated, and currently the contract is in force for an indefinite period.

d) Licensing agreement

The Company has a licensing agreement with Anheuser-Busch, Inc. to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sales and distribution agreements for Budweiser products in Guatemala, the Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay, Chile, Panama, Costa Rica and Puerto Rico. In addition, the Company produces and distributes Stella Artois products under a license to ABI in Brazil and Canada and, through a license granted to ABI, also distributes Brahma products in the United States and several other countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded in relation to this agreement was R$13,065 as at September 30, 2021 (R$1,209 as at September 30, 2020) and R$587,623 (R$444,767 as at September 30, 2021) as licensing income and expenses, respectively.

Ambev has licensing agreements with the Group Modelo, subsidiaries of ABI to import, promote and sell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Modelo) in Latin America and Canada.

Transactions with related parties

	09/30/2021
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Dividends receivables
AB Africa	1,900	-	-	-
AB InBev	30,188	-	(165,021)	-
AB Package	-	-	(98,315)	-
AB Services	7,492	-	(2,323)	-
AB USA	35,800	10,898	(304,348)	-
Bavaria	764	-	(9,393)	-
Cervecería Modelo	2,877	-	(430,855)	-
Cervecerías Peruanas	686	-	(5,336)	-
Inbev	983	27,237	34,920	-
Panama Holding	20,985	-	(16,465)	1,528
Others	7,089	1,075	(37,290)	-
	108,764	39,210	(1,034,426)	1,528

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	12/31/2020
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Dividends payables	Dividends receivables
AB Africa	4,584	-	-	-	-
AB InBev	28,621	-	(84,639)	-	-
AB Package	4	-	(320,999)	-	-
AB Services	11,250	-	(1,743)	-	-
AB USA	36,738	6,176	(250,129)	-	-
Ambrew	-	-	-	(98,709)	-
Bavaria	976	-	(11,303)	-	-
Cervecería Modelo	5,081	-	(400,033)	-	-
Cervecerías Peruanas	1,394	-	(10,907)	-	-
Inbev	865	79,144	(19,419)	-	-
ITW International	-	-	-	(647,498)	-
Panama Holding	18,848	-	(13,075)	-	1,632
Others	10,229	1,079	(44,850)	-	-
	118,590	86,399	(1,157,097)	(746,207)	1,632

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

	09/30/2021	12/31/2020
Non-current	Trade payables	Trade payables
ITW International	(406,890)	(420,495)
	(406,890)	(420,495)

The tables below represent transactions with related parties, recognized in the income statement:

	Nine-month period ended: 09/30/2021
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	288	-	(115,656)	(5,259)	-
AB Package	-	-	(216,324)	-	-
AB Procurement	-	-	-	(16,104)	-
AB USA	25,180	-	(882,930)	(2,567)	-
Ambev Peru	2,238	-	-	-	-
Bavaria	30,834	-	(44,080)	-	-
Cervecería Modelo	107	-	(1,196,082)	-	-
Cervecerías Peruanas	3,560	-	(16,108)	-	-
GCC India	-	-	-	(6,145)	-
Inbev	-	-	(78,021)	-	-
ITW International	-	-	-	-	32,626
Others	8,473	132	(99,357)	-	-
	70,680	132	(2,648,558)	(30,075)	32,626

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	Three-month period ended: 09/30/2021
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	203	-	(40,528)	(277)	-
AB Package	-	-	(64,798)	-	-
AB USA	7,391	-	(290,903)	(779)	(358)
Ambev Peru	451	-	-	-	-
Bavaria	9,149	-	(10,485)	-	-
Cervecería Modelo	5	-	(399,354)	-	-
Cervecerías Peruanas	2	-	(434)	-	-
GCC India	-	-	-	(1,772)	-
Inbev	-	-	(22,457)	-	-
ITW International	-	-	-	-	12,374
Others	952	40	(38,447)	-	-
	18,153	40	(867,406)	(2,828)	12,016

	Nine-month period ended: 09/30/2020
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	107	-	(32,298)	-	-
AB Package	-	-	(62,253)	-	-
AB USA	14,812	-	(618,957)	(1,444)	(1)
Bavaria	20,093	-	(16,559)	-	-
Cervecería Modelo	-	-	(578,580)	-	-
Cervecerías Peruanas	5,387	-	(10,874)	-	-
GCC India	-	-	(3,334)	(3,334)	-
Inbev	-	-	(53,855)	-	-
ITW International	-	-	-	-	(18,008)
Oriental Brewery	2,450	-	-	-	-
Others	2,044	52	(45,167)	(17,345)	-
	44,893	52	(1,421,877)	(22,123)	(18,009)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	Three-month period ended: 09/30/2020
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	39	-	(3,036)	-	(6)
AB Package	-	-	(38,535)	-	-
AB USA	9,392	-	(225,913)	(784)	(1)
Bavaria	20,093	-	(20,419)	-	-
Cervecería Modelo	-	-	(248,717)	-	-
Cervecerías Peruanas	5,387	-	(2,022)	-	-
GCC India	-	-	(3,334)	(1,966)	-
Inbev	-	-	(21,060)	-	-
ITW International	-	-	-	-	(9,394)
Oriental Brewery	(92)	-	-	-	-
Others	1,882	14	(33,921)	(17,345)	-
	36,701	14	(596,957)	(20,095)	(9,401)

List of companies included in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Ambrew S.A.R.L. (“Ambrew”)
Anheuser-Busch Inbev Africa (Pty) Ltd. (“AB Africa”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cerveceria Nacional S de RL (“Panama Holding”)
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
GCC Services India Private Ltd. (“GCC India”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Oriental Brewery Co. Ltd. (“Oriental Brewery”)
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerías Peruanas”)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financ